File No. ~~812-15960~~812-[_____]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~In the Matter of the Application of:~~

~~Keystone Private Income Fund, Keystone National Group, LLC, Keystone Private Market Opportunities IX (Q), LP, Keystone Private Market Opportunities IX, LP, Keystone Real Estate Lending Fund, LLC, Keystone Real Estate Investment Trust, LLC~~

~~60 E. South Temple, Suite 2100~~
~~Salt Lake City, Utah 84111~~

~~AMENDMENT NO. 2 TO THE~~ APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

INVESCO PRIVATE MARKETS TOTAL ALLOCATION FUND; INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB I, LLC; INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB II, LLC; LGT CAPITAL PARTNERS LTD.; LGT CAPITAL PARTNERS (USA) INC.; LGT CAPITAL PARTNERS (IRELAND) LIMITED; LGT CAPITAL PARTNERS (ASIA-PACIFIC) LTD.; LGT CAPITAL PARTNERS (U.K.) LIMITED; ALPINA SMRS HYBRID, L.P. (SERIES A); ALPINA SMRS HYBRID, L.P. (SERIES B); FONDA II, LP; LA SOLUTIONS I LP (SERIES A); LA SOLUTIONS I LP (SERIES B); EUBA S.À R.L.; RAIDEN GLOBAL ICAV (2026 FUND); RAIDEN GLOBAL ICAV (OVERFLOW FUND); RAIDEN GLOBAL ICAV (SELECT 2025 FUND); RAIDEN GLOBAL PRIVATE DEBT I.L.P. (2026 PRIVATE DEBT FUND); LGWP LTD.; AETERNUM S.A. SICAV-FIS; BASSANO SEC LTD.; BLACK SEC II LLC - SERIES D; CROWN ALTERNATIVE INVESTMENTS SPC - CROWN FALCON SEGREGATED PORTFOLIO; CROWN ALTERNATIVE INVESTMENTS SPC - CROWN HURON SEGREGATED PORTFOLIO; CROWN PHOENIX SPC - CROWN EFFICIENT TREND SEGREGATED PORTFOLIO; CROWN PHOENIX SPC - CROWN LAC SEGREGATED PORTFOLIO; ADLER III LP; ELDE SEC S.C.S.; GPE FUND 3 LP; HASE SEC S.C.S.P.; JADE SEC S.C.S.P.; KALLE SEC S.C.S.; KKPE I 2025 S.C.S.P.; LPES SEC S.C.S.P.; LPIS SEC S.C.S.P.; MULDE SEC S.C.S.; NAAB SEC S.C.S.P.; PE PC A S.C.S.P.; REMS SEC S.C.S.; TAUBER SEC S.C.S.P.; THUNE SEC S.C.S.; CORRIB SEC LIMITED; CENGAL PRIVATE EQUITY

INVESTMENTS IV PLC; SEVENTH PRIVATE EQUITY INVESTMENTS PLC - SEVENTH PRIVATE EQUITY PORTFOLIO IV SUB-FUND; DELVIN SEC LIMITED; DUFF SEC LIMITED; FLURRY SEC LIMITED; MOY SEC LIMITED; RYE SEC LIMITED; WBY SEC LTD.; CROWN PREMIUM OPPORTUNISTIC STRATEGIES II S.C.S. SICAV-RAIF; CROWN PREMIUM OPPORTUNISTIC STRATEGIES III S.C.S. SICAV-RAIF; CROWN PREMIUM PRIVATE EQUITY IX MASTER S.C.S. SICAV-RAIF; CROWN PREMIUM PRIVATE EQUITY X MASTER S.C.S. SICAV-RAIF; AS PRIVATE EQUITY S.C.SP. SICAV-RAIF (2026 FUND); CROWN ASIA SECONDARIES S.C.S.; CROWN ASIA-PACIFIC PRIVATE EQUITY V MASTER SCSP; CROWN ASIA-PACIFIC PRIVATE EQUITY VI ALT S.C.SP.; CROWN ASIA-PACIFIC PRIVATE EQUITY VI MASTER S.C.S.; CROWN CLO EQUITY I S.C.SP.; CROWN CO-INVESTMENT OPPORTUNITIES III B S.C.SP.; CROWN DISCOVERY OPPORTUNITIES II S.C.SP.; CROWN GLOBAL OPPORTUNITIES IX MASTER S.C.SP.; CROWN GROWTH OPPORTUNITIES IV SCSP-RAIF (GLOBAL SUB-FUND); CROWN GROWTH OPPORTUNITIES V S.C.SP.; CROWN IMPACT II MASTER S.C.SP.; CROWN SECONDARIES SPECIAL OPPORTUNITIES III B SCSP; CROWN SECONDARY CREDIT MASTER S.C.SP; CS SPECIAL INVESTMENTS S.C.SP.; DELFIN PRIVATE EQUITY S.C.SP.; DW PE EVERGREEN S.C.SP.; ES EVERGREEN SCSP; HP SPECIAL INVESTMENT FUND S.C.SP.; IOOF EVERGREEN S.C.SP.; LGPC SEC S.C.SP.; LGPE SEC S.C.SP.; LGPI SEC S.C.SP.; LGT GLOBAL PRIVATE CREDIT MASTER S.C.SP.; LGT GLOBAL PRIVATE INFRASTRUCTURE MASTER S.C.SP.; LIBERTY PE FUND SCSP SICAV RAIF (2024 SUB-FUND); LMA RE US DIRECT SEC S.C.SP.; NZ SUPER SMA S.C.SP. SICAV-RAIF - 2025 SUB-FUND; PALACE SCA SICAV-RAIF; SAI PRIVATE EQUITY INVESTMENTS II S.C.SP.; SAI PRIVATE EQUITY INVESTMENTS III S.C.SP.; KVW PEL S.A. SICAV-RAIF; PE1-VAL S.A., SICAV-RAIF; PEYTO II S.A., SICAV-RAIF; PFA PE S.C.SP. SICAV-RAIF; BETA SEC DESIGNATED ACTIVITY COMPANY; BETA SEC II DAC; CARRA SEC LIMITED; CROWN A GENERIX PLC - LGT CROWN DIVERSIFIED TREND SUB FUND; CROWN A GENERIX PLC - LGT CROWN SYSTEMATIC TRADING SUB-FUND; CROWN ALPHA PLC - CROWN FUSION SUB-FUND; CROWN ALPHA PLC - CROWN TRE SUB-FUND; CROWN ALPHA PLC - LGT CROWN ALPHA SUB-FUND; GLYDE SEC LTD.; LGT FUNDS PLATFORM ICAV - CROWN ENDOWMENT ALPHA SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN KK SYSTEMATIC SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN LION SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN LIQUID ALTERNATIVES SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN OPPORTUNISTIC EQUITY HFS SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN THOR SUB-FUND; LPCRES SEC LIMITED; FUSION PRIVATE DEBT EVERGREEN ILP; LMA PRIVATE DEBT MASTER ILP; LMA PRIVATE EQUITY MASTER ILP; LMA PRIVATE INFRASTRUCTURE MASTER ILP; PKE PRIVATE CREDIT LIMMERN I.L.P.; LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE; LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE EM; LGT PORTFOLIO INVEST SICAV - EQUITY DEFENSIVE

1133 Avenue of the Americas, New York, NY 10036

All Communications, Notices and Orders to:

Gregory Davis, Esq.
Ropes & Gray LLP
~~J. Troy Beatty~~
~~General Counsel~~

~~60 E. South Temple~~**One Maritime Plaza**, Suite ~~2100~~**1800**
~~Salt Lake City, Utah 84111~~
300 Clay Street
San Francisco, CA US 94111
(~~925~~**415**) ~~480-6050~~**315-6327**
~~troy@keystonenational.com~~**gregory.davis@ropesgray.com**

Christopher Labosky, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA US 02199-3600
(617) 235-4562
Christopher.labosky@ropesgray.com

Copies to:

Joanna Gerstner
~~James E. Anderson~~
~~Haofei Liu~~
~~Willkie Farr & Gallagher LLP~~
~~1875 K St NW~~
~~Washington, DC 20006~~
LGT Capital Partners (~~202~~USA) ~~303-1000~~Inc.
1133 Avenue of the Americas, New York,
~~JAnderson@willkie.com~~NY 10036

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joanna.gerstner@lgtcp.com

~~May~~July 8, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

INVESCO ~~KEYSTONE~~ PRIVATE ~~INCOME FUND, KEYSTONE NATIONAL GROUP, LLC, KEYSTONE PRIVATE MARKET OPPORTUNITIES IX (Q), LP, KEYSTONE PRIVATE MARKET OPPORTUNITIES IX, LP, KEYSTONE REAL ESTATE LENDING FUND, LLC, KEYSTONE REAL ESTATE INVESTMENT TRUST, LLC~~MARKETS TOTAL ALLOCATION FUND; INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB I, LLC; INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB II, LLC; LGT CAPITAL PARTNERS LTD.; LGT CAPITAL PARTNERS (USA) INC.; LGT CAPITAL PARTNERS (IRELAND) LIMITED; LGT CAPITAL PARTNERS (ASIA-PACIFIC) LTD.; LGT CAPITAL PARTNERS (U.K.) LIMITED; ALPINA SMRS HYBRID, L.P. (SERIES A); ALPINA SMRS HYBRID, L.P. (SERIES B); FONDA II, LP; LA SOLUTIONS I LP (SERIES A); LA SOLUTIONS I LP (SERIES B); EUBA S.À R.L.; RAIDEN GLOBAL ICAV (2026 FUND); RAIDEN GLOBAL ICAV (OVERFLOW FUND); RAIDEN GLOBAL ICAV (SELECT 2025 FUND); RAIDEN GLOBAL PRIVATE DEBT I.L.P. (2026 PRIVATE DEBT FUND); LGWP LTD.; AETERNUM S.A. SICAV-FIS; BASSANO SEC LTD.; BLACK SEC II LLC - SERIES D; CROWN ALTERNATIVE INVESTMENTS SPC - CROWN FALCON SEGREGATED PORTFOLIO; CROWN ALTERNATIVE INVESTMENTS SPC - CROWN HURON SEGREGATED PORTFOLIO; CROWN PHOENIX SPC - CROWN EFFICIENT TREND SEGREGATED PORTFOLIO; CROWN PHOENIX SPC - CROWN LAC SEGREGATED PORTFOLIO; ADLER III LP; ELDE SEC S.C.S.; GPE FUND 3 LP; HASE SEC S.C.SP.; JADE SEC S.C.SP.; KALLE SEC S.C.S.; KKPE I 2025 S.C.SP.; LPES SEC S.C.SP.; LPIS SEC S.C.SP.; MULDE SEC S.C.S.; NAAB SEC S.C.SP.; PE PC A S.C.SP.; REMS SEC S.C.S.; TAUBER SEC S.C.SP.; THUNE SEC S.C.S.; CORRIB SEC LIMITED; CENGAL PRIVATE EQUITY INVESTMENTS IV PLC; SEVENTH PRIVATE EQUITY INVESTMENTS

~~AMENDMENT NO. 2 TO THE~~ APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PLC - SEVENTH PRIVATE EQUITY PORTFOLIO IV SUB-FUND; DELVIN SEC LIMITED; DUFF SEC LIMITED; FLURRY SEC LIMITED; MOY SEC LIMITED; RYE SEC LIMITED; WBY SEC LTD.; CROWN PREMIUM OPPORTUNISTIC STRATEGIES II S.C.S. SICAV-RAIF; CROWN PREMIUM OPPORTUNISTIC STRATEGIES III S.C.S. SICAV-RAIF; CROWN PREMIUM PRIVATE EQUITY IX MASTER S.C.S. SICAV-RAIF; CROWN PREMIUM PRIVATE EQUITY X MASTER S.C.S. SICAV-RAIF; AS PRIVATE EQUITY S.C.SP. SICAV-RAIF (2026 FUND); CROWN ASIA SECONDARIES S.C.S.; CROWN ASIA-PACIFIC PRIVATE EQUITY V MASTER SCSP; CROWN ASIA-PACIFIC PRIVATE EQUITY VI ALT S.C.SP.; CROWN ASIA-PACIFIC PRIVATE EQUITY VI MASTER S.C.S.; CROWN CLO EQUITY I S.C.SP.; CROWN CO-INVESTMENT OPPORTUNITIES III B S.C.SP.; CROWN DISCOVERY OPPORTUNITIES II S.C.SP.; CROWN GLOBAL OPPORTUNITIES IX MASTER S.C.SP.; CROWN GROWTH OPPORTUNITIES IV SCSP-RAIF (GLOBAL SUB-FUND); CROWN GROWTH OPPORTUNITIES V S.C.SP.; CROWN IMPACT II MASTER S.C.SP.; CROWN SECONDARIES SPECIAL OPPORTUNITIES III B SCSP; CROWN SECONDARY CREDIT MASTER S.C.SP; CS SPECIAL INVESTMENTS S.C.SP.; DELFIN PRIVATE EQUITY S.C.SP.; DW PE EVERGREEN S.C.SP.; ES EVERGREEN SCSP; HP SPECIAL INVESTMENT FUND S.C.SP.; IOOF EVERGREEN S.C.SP.; LGPC SEC S.C.SP.; LGPE SEC S.C.SP.; LGPI SEC S.C.SP.; LGT GLOBAL PRIVATE CREDIT MASTER S.C.SP.; LGT GLOBAL PRIVATE INFRASTRUCTURE MASTER S.C.SP.; LIBERTY PE FUND SCSP SICAV RAIF (2024 SUB-FUND); LMA RE US DIRECT SEC S.C.SP.; NZ SUPER SMA S.C.SP. SICAV-RAIF - 2025 SUB-FUND; PALACE SCA SICAV-RAIF; SAI PRIVATE EQUITY INVESTMENTS II S.C.SP.; SAI PRIVATE EQUITY INVESTMENTS III S.C.SP.; KVW PEL S.A. SICAV-RAIF; PE1-VAL S.A., SICAV-RAIF; PEYTO II S.A., SICAV-RAIF; PFA PE S.C.SP.

SICAV-RAIF; BETA SEC DESIGNATED ACTIVITY COMPANY; BETA SEC II DAC; CARRA SEC LIMITED; CROWN A GENERIX PLC - LGT CROWN DIVERSIFIED TREND SUB FUND; CROWN A GENERIX PLC - LGT CROWN SYSTEMATIC TRADING SUB-FUND; CROWN ALPHA PLC - CROWN FUSION SUB-FUND; CROWN ALPHA PLC - CROWN TRE SUB-FUND; CROWN ALPHA PLC - LGT CROWN ALPHA SUB-FUND; GLYDE SEC LTD.; LGT FUNDS PLATFORM ICAV - CROWN ENDOWMENT ALPHA SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN KK SYSTEMATIC SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN LION SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN LIQUID ALTERNATIVES SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN OPPORTUNISTIC EQUITY HFS SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN THOR SUB-FUND; LPCRES SEC LIMITED; FUSION PRIVATE DEBT EVERGREEN ILP; LMA PRIVATE DEBT MASTER ILP; LMA PRIVATE EQUITY MASTER ILP; LMA PRIVATE INFRASTRUCTURE MASTER ILP; PKE PRIVATE CREDIT LIMMERN I.L.P.; LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE; LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE EM; LGT PORTFOLIO INVEST SICAV - EQUITY DEFENSIVE

60 E. South Temple, Suite 2100
Salt Lake City, Utah 84111

1133 AVENUE OF THE AMERICAS, NEW YORK, NY 10036, File No. ~~812-15960~~812-[_____]

I. ~~I.~~ **SUMMARY OF APPLICATION**

The following entities hereby request an order (the "*Order*") of the U.S. Securities and Exchange Commission (the "*SEC*" or "*Commission*") under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "*1940 Act*"),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

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[1]Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

- ~~Keystone~~Invesco Private ~~Income~~Markets Total Allocation Fund (the "***Fund***"), a Delaware statutory trust ~~which is an externally managed, closed-end management~~, that has declared in its certificate of trust its intention to register as an investment company ~~that is registered~~ under the 1940 Act ~~("Existing Regulated Fund" or "KPIF")~~and intends, following such registration, to operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act;

- LGT Capital Partners Ltd., a Swiss exempt reporting adviser (ERA) organized under the laws of Switzerland, on behalf of itself and its successors[2];

- ~~Keystone Private Market Opportunities IX (Q), LP, which is an entity whose investment adviser is Keystone National Group, LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act; ("KPMO IX Q");~~

- ~~Keystone Private Market Opportunities IX, LP, which is an entity whose investment adviser is Keystone National Group, LLC and that would be an investment company but for Section 3(c)(I) of the 1940 Act ("KPMO IX");~~

- ~~Keystone Real Estate Lending Fund, LLC, which is an entity whose investment adviser is Keystone National Group, LLC and that would be an investment company but for Section 3(c)(5) of the 1940 Act ("KRELF");~~

- ~~Keystone Real Estate Investment Trust, LLC, which is an entity whose investment adviser is Keystone National Group, LLC and that would be an investment company but for Section 3(c)(5) of the 1940 Act ("KREIT" and, together with KPMO IX Q, KPMO IX, and KRELF, the "Existing Affiliated Entities"); and~~

- ~~Keystone National Group, LLC and its successors[2] (collectively, "KNG"), an~~LGT Capital Partners (USA) Inc. ("**LGT**"), a Delaware corporation and registered investment adviser ~~registered with the Commission~~ under the Investment Advisers Act of 1940, as amended (the "***Advisers Act***"), ~~which serves as investment adviser to each of the Existing Regulated Fund and Existing Affiliated Entities.~~on behalf of itself and its successors;

~~The Existing Regulated Fund, KNG and the Existing Affiliated Entities may be referred to herein as the "Applicants."[3]~~

- LGT Capital Partners (Ireland) Limited, an Irish investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act, on behalf of itself and its successors;

- LGT Capital Partners (Asia-Pacific) Ltd., a Hong Kong investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act, on behalf of itself and its successors;

- LGT Capital Partners (U.K.) Limited, a UK investment adviser that is a foreign private adviser, on behalf of itself and its successors (together with LGT Capital Partners Ltd., LGT, LGT Capital Partners (Ireland) Limited, and LGT Capital Partners (Asia-Pacific) Ltd., the "***Existing Advisers***");

- Invesco Private Markets Total Allocation TB I, LLC and Invesco Private Markets Total Allocation TB II, LLC (the "***Existing Wholly-Owned Subsidiaries***"), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of the Fund; and

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[2] The term "***successor***" means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

~~[2] The term "successor" means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.~~

~~[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application~~

- The entities identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5) or 3(c)(7) of the Act (the "***Existing Affiliated Funds***"; together with the Fund and the Advisers, the "***Applicants***").[3]

- The relief requested in this application for the Order (the "***Application***") would allow a Regulated Fund[4] and one or more Affiliated Entities[5] to engage in Co-Investment Transactions[6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-

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[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[4] "***Regulated Fund***" means the Existing Regulated Fund and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (or a series thereof, as applicable) (a) that is an open-end or a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "***Joint Venture***" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(11) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[5] "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6] "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

Investment Transaction are collectively referred to herein as "***Participants***."[7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[8]

II. ~~H.~~ GENERAL DESCRIPTION OF THE APPLICANTS

~~A.~~   ~~Keystone Private Income Fund~~

~~KPIF was organized on August 27, 2019 as Keystone Private Income Fund, a Delaware statutory trust, and commenced operations on July 1, 2020. KPIF has elected to be treated as a regulated investment company ("**RIC**") under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to so qualify. KPIF's principal place of business is 60 E. South Temple, Suite 2100, Salt Lake City, Utah 84111.~~

~~KPIF's primary investment objective is to produce current income. KNG manages the KPIF's portfolio with a view toward producing current income, managing liquidity and protecting against downside scenarios. KNG serves as the primary investment adviser to KPIF.~~

~~KPIF has a 4-member board (the **"KPIF Board"**), of which 3 members are not "interested persons" of KPIF within the meaning of Section 2(a)(19) of the 1940 Act[9].~~

~~B.~~   ~~Keystone National Group, LLC~~

~~KNG serves as the investment adviser of the Existing Regulated Fund and the Existing Affiliated Entities, and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. KNG is a Delaware limited liability company that is registered with the Commission as an investment adviser under the Advisers Act. On the date of this Application, KNG's clients that intend to rely on the Order are the Existing Regulated Fund and each of KRELF and KREIT, which will co-invest with KPIF.~~

~~KNG is a private markets investment manager providing diversified investment products and strategies with a focus on current income, contractual cash flows and strong downside protection. KNG is headquartered in Salt Lake City, Utah and also has an office in Dallas, Texas.~~

A.   The Fund

The Fund is a closed-end management investment company organized as a Delaware statutory trust that has declared in its certificate of trust its intention to register as an investment company under the Act. The fund intends to register as a non-diversified, closed-end management investment company under the Act within 180 days of its first issuance of shares of beneficial interest and, following such registration, to operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act. [9]

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[7] "***Adviser***" means ~~KNG~~the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with ~~KNG~~an Existing Adviser. The term "Adviser" also includes any internally-managed Regulated Fund.

[8] See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[9] ~~The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.~~

[9] The Fund has been organized as a Delaware statutory trust and intends to commence investment operations as a private fund, excluded from the definition of "investment company" under Section 3(c)(7) of the 1940 Act. Prior to the Fund's registration under the 1940 Act, the Fund's investment portfolio will be managed under the direction of the Fund's two initial trustees: Invesco Advisers, Inc. and LGT. In advance of registration under the 1940 Act, the two initial trustees will appoint a board of trustees whose composition is consistent with the requirements under the 1940 Act and resign as trustees. The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

The Fund's investment objective is to generate attractive risk-adjusted returns. In pursuing its investment objective, the Fund intends to invest in a broadly diversified portfolio of private asset investments focused on the following asset classes: private equity, private credit, real assets and hedge funds.

B.   The Existing Advisers

LGT Capital Partners Ltd., a Swiss entity organized under the laws of Switzerland with its principal office in Pfäffikon, Switzerland, is an investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act (SEC File No. 802-75606) and is regulated by the Swiss Financial Market Supervisory Authority (FINMA). LGT Capital Partners Ltd. is ultimately owned by LGT Group Foundation through a chain of intermediate holding companies, including LGT Holding Denmark ApS, LGT UK Holdings Ltd., and LGT Group Holding Ltd.

LGT Capital Partners (USA) Inc. ("LGT"), a Delaware corporation with its principal office at 1133 Avenue of the Americas, 30th Floor, New York, NY 10036, is an investment adviser registered with the Commission under the Advisers Act (SEC File No. 801-74255). LGT is a wholly-owned subsidiary of LGT Capital Partners Ltd. LGT expects to be appointed as sub-adviser to the Fund pursuant to the terms of a sub-advisory agreement with Invesco Advisers, Inc. prior to registration of the Fund under the 1940 Act. LGT also serves as investment adviser to certain of the Existing Affiliated Funds. Certain employees of foreign affiliates of LGT serve as "associated persons" of LGT within the meaning of Section 202(a)(17) of the Advisers Act.

LGT Capital Partners (Ireland) Limited, an Irish entity, is an investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act (SEC File No. 802-75610) and is regulated by the Central Bank of Ireland. LGT Capital Partners (Ireland) Limited is an affiliate of LGT Capital Partners Ltd. and serves as investment manager to certain of the Existing Affiliated Funds.

LGT Capital Partners (Asia-Pacific) Ltd., a Hong Kong entity, is an investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act (SEC File No. 802-96269) and is regulated by the Hong Kong Securities and Futures Commission. LGT Capital Partners (Asia-Pacific) Ltd. is an affiliate of LGT Capital Partners Ltd. and serves as investment adviser to certain of the Existing Affiliated Funds.

LGT Capital Partners (U.K.) Limited, an entity organized under the laws of England and Wales, is a foreign private adviser and is regulated by the United Kingdom's Financial Conduct Authority (FCA). LGT Capital Partners (U.K.) Limited is an affiliate of LGT Capital Partners Ltd. and serves as investment adviser to certain of the Existing Affiliated Funds.

C.   Existing Affiliated Funds

Each Existing Affiliated Fund is a separate and distinct legal entity that, when and if offering its interests to U.S. persons, would be an investment company but for Section 3(c)(1), 3(c)(5) or 3(c)(7) of the Act. A complete list of the Existing Affiliated Funds is included in Appendix A.[10]

Under the terms of an investment advisory agreement ~~with the Existing Regulated~~in respect of the Fund~~,~~ and each Existing Affiliated ~~Entities~~Fund, respectively, ~~KNG~~the Advisers will, among other things, manage or

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[10] In the future, an Existing Affiliated Fund may register as an investment company under the Act and, if so registered, will be considered a Regulated Fund for purpose of this application.

<u>sub-advise</u> the investment portfolio, direct <u>or assist with</u> purchases and sales of portfolio securities and report thereon to the <u>Fund's and the</u> Existing ~~Regulated~~<u>Affiliated</u> Fund's officers and directors/trustees regularly.

~~C.   Existing Affiliated Entities~~

~~Each Existing Affiliated Entity is a Delaware limited liability company or limited partnership that is a privately-offered fund that would be an "investment company" but for Section 3(c)(1), Section 3(c)(5) or Section 3(c)(7) of the 1940 Act.~~[10]

~~KPMO IX and KPMO IX Q were organized in July 2018 and March 2019, respectively, as Delaware limited partnerships. Their primary investment objective is to produce current income.~~

~~KRELF was organized in November 2014 as a Delaware limited partnership and reorganized in January 2024 as a Delaware limited liability company. KRELF's primary investment objective is to produce current income.~~

~~KREIT was organized in January 2024 as a Delaware limited liability company. KREIT's primary investment objective is to produce current income and capital appreciation through select real estate investments.~~

<u>III.</u>   ~~III.~~   ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "***Conditions***"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

<u>A.</u>   ~~A.~~   Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"[11] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business

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[10] ~~In the future, an Existing Affiliated Entity~~ may register as an investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

[11] Rule ~~17d-1~~<u>17d-1</u>(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company ~~…~~<u>…</u> and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking …."

development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under

Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.   ~~B.~~   Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to ~~a~~an open-end ~~fund~~ or closed-end fund~~,~~ or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~With respect to KNG~~All Existing Advisers are under common control of LGT Group Foundation, or are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~KNG~~an Existing Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

C.   ~~C.~~   Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.   ~~1.~~ Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or

management of a portfolio company, the board of directors (the "Board") of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.[12]

2.   ~~2.~~ Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,[13] of the Regulated Fund ("***Required Majority***") will take the steps set forth in Section 57(f) of the 1940 Act,[14] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.   ~~3.~~ Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[15]

4.   ~~4.~~ No Remuneration. Any transaction fee [16] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's

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[12] Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[13] Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of ~~conditions~~Conditions 2 and 6(b) of this ~~application~~Application, a designated committee of the ~~board~~Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee's decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire ~~board~~Board of the Regulated Fund at the ~~board's~~Board's next regularly-scheduled meeting.

[14] Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15] Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[16] Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.   5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "*Co-Investment Policies*"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[17]

6.   6. Dispositions:

(a)   (a) Prior to any Disposition[18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)   (b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[19]

7.   7. Board Oversight

(a)   (a) Each Regulated Fund's ~~directors~~trustees will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b)   (b) Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)   (c) At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters,

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[17] The Affiliated Entities may adopt shared Co-Investment Policies.

[18] "*Disposition*" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19] "*Tradable Security*" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d)   ~~(d)~~ Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e)   ~~(e)~~ The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8.   ~~8.~~ Recordkeeping. All information presented to the Board pursuant to the ~~order~~ Order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[20]

9.   ~~9.~~ In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.   ~~IV.~~ STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.   ~~A.~~ Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

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[20] If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

> B. B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V. V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "***Existing Orders***").[21] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. VI. PROCEDURAL MATTERS

> A. A. Communications

Please address all communications concerning this Application, the Notice and the Order to:


Gregory Davis, Esq.
Ropes & Gray LLP
~~J. Troy Beatty~~
~~General Counsel~~
~~60 E. South Temple~~One Maritime Plaza, Suite ~~2100~~1800
~~Salt Lake City, Utah 84111~~
300 Clay Street
San Francisco, CA US 94111
(~~925~~415) ~~480-6050~~315-6327


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[21] See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); MidCap Financial Investment Corp et al. (File No. 812-15725), Release No. IC-35540 (April 16, 2025)(notice), Release No. IC-35588 (May 14, 2025) (order); Invesco Dynamic Credit Opportunity Fund, et al. (File No. 812-15781), Release No. IC-35695 (July 29, 2025) (notice), Release No. IC-35726 (August 26, 2025) (order); Gladstone Alternative Income Fund, *et al.* (File No. 812-15806), Release No. IC-35737 (Sept. 4, 2025) (notice), Release No. IC-35773 (Sept. 30, 2025) (order) and Cypress Creek Private Strategies Master Fund, LP, *et al.* (File No. 812-15899), Release No. IC-36074 (April 1, 2026) (notice), Release No. IC-36131 (April 28, 2026) (order).

~~troy@keystonenational.com~~gregory.davis@ropesgray.com

Christopher Labosky, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA US 02199-3600
(617) 235-4562
Christopher.labosky@ropesgray.com

Please address ~~any questions, and~~ a copy of any communications, concerning this Application, the Notice, and the Order to:

Joanna Gerstner
LGT Capital Partners (USA) Inc.
1133 Avenue of the Americas, New York, NY 10036
joanna.gerstner@lgtcp.com

~~James E. Anderson~~
~~Haofei Liu~~
~~Willkie Farr & Gallagher LLP~~
~~1875 K St NW~~
~~Washington, DC 20006~~
~~(202) 303-1000~~
~~JAnderson@willkie.com~~

B. ~~B.~~ Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of Trustees of the ~~Existing Regulated~~ Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that ~~the Existing Regulated Fund and~~ each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to ~~Section~~Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he ~~or she~~ has duly executed the Application for and on behalf of the applicable entity listed; that he ~~or she~~ is authorized to execute the Application pursuant to the terms of ~~an operating~~a trust agreement, ~~management~~advisory agreement or otherwise; and that all actions by ~~members~~trustees, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this ~~Amendment No. 2 to the~~ Application to be duly signed on their behalf on the 8th day of ~~May~~July, 2026.

~~KEYSTONE~~INVESCO PRIVATE ~~INCOME~~MARKETS TOTAL ALLOCATION FUND

By: Invesco Advisers, Inc.,
Title: Trustee

By: /s/ ~~Brad Allen~~Sean Ryan
Name:~~Brad Allen~~ Sean Ryan
Title:~~Treasurer (Principal Financial Officer)~~ Assistant Secretary

~~KEYSTONE NATIONAL GROUP~~INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB I, LLC

By: /s/ ~~Brad Allen~~Sean Ryan
Name:~~Brad Allen~~ Sean Ryan
Title: Authorized Signatory

INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB II, LLC

By: /s/ Sean Ryan
Name: Sean Ryan
Title: Authorized Signatory

LGT CAPITAL PARTNERS (USA) INC.

By: /s/ David Andryc
Name: David Andryc
Title: President

By: /s/ Joanna Gerstner
Name: Joanna Gerstner
Title: ~~Managing Partner and~~ Chief ~~Financial~~Compliance Officer and Secretary

LGT CAPITAL PARTNERS LTD.

By: /s/ Konrad Bächinger
Name: Konrad Bächinger
Title: Director

By: /s/ Anton Koch
Name: Anton Koch
Title: Authorized Signatory

LGT CAPITAL PARTNERS (IRELAND) LIMITED

By: /s/ Frank Sheedy

Name: Frank Sheedy
Title: Alternate Director

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Authorized Signatory

LGT CAPITAL PARTNERS (ASIA-PACIFIC) LTD.
LGT CAPITAL PARTNERS (U.K.) LIMITED

By: /s/ Werner von Baum
Name: Werner von Baum
Title: Director

By: /s/ Roberto Paganoni
Name: Roberto Paganoni
Title: Director

Existing Affiliated Funds

ALPINA SMRS HYBRID, L.P. (SERIES A)
ALPINA SMRS HYBRID, L.P. (SERIES B)
~~**KEYSTONE PRIVATE MARKET OPPORTUNITIES IX (Q)**~~**FONDA II**, LP
LA SOLUTIONS I LP (SERIES A)
LA SOLUTIONS I LP (SERIES B)

By: /s/ ~~*Brad Allen*~~Celia Zacharias
Name: ~~Brad Allen~~   Celia Zacharias
Title: Manager of General Partners

By: /s/ David Andryc
Name: David Andryc
Title: Manager of General Partners

EUBA S.À R.L.

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

RAIDEN GLOBAL ICAV (2026 FUND)
RAIDEN GLOBAL ICAV (OVERFLOW FUND)

RAIDEN GLOBAL ICAV (SELECT 2025 FUND)

By: /s/ Desmond Tobin
Name: Desmond Tobin
Title: Director

By: /s/ David Howley
Name: David Howley
Title: Director

RAIDEN GLOBAL PRIVATE DEBT I.L.P. (2026 PRIVATE DEBT FUND)

By: /s/ Desmond Tobin
Name: Desmond Tobin
Title: Director

By: /s/ David Howley
Name: David Howley
Title: Director

LGWP LTD.

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director

By:/s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

AETERNUM S.A. SICAV-FIS

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director

By: /s/ Anja-Isabel Bohnen
Name: Anja-Isabel Bohnen
Title: Director

BASSANO SEC LTD.

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

BLACK SEC II LLC - SERIES D

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director of General Partners

By: /s/ Kevin O'Sullivan
Name: Kevin O'Sullivan
Title: Director of General Partners

CROWN ALTERNATIVE INVESTMENTS SPC - CROWN FALCON SEGREGATED PORTFOLIO
CROWN ALTERNATIVE INVESTMENTS SPC - CROWN HURON SEGREGATED PORTFOLIO
CROWN PHOENIX SPC - CROWN EFFICIENT TREND SEGREGATED PORTFOLIO
CROWN PHOENIX SPC - CROWN LAC SEGREGATED PORTFOLIO

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

By: /s/ Hans Markvoort
Name: Hans Markvoort
Title: Director

ADLER III LP

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director of General Partners

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director of General Partners

ELDE SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

GPE FUND 3 LP

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director of General Partners

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director of General Partners

HASE SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

JADE SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

KALLE SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Hans Markvoort
Name: Hans Markvoort
Title: Director

KKPE I 2025 S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

LPES SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

LPIS SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

MULDE SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

NAAB SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo

Title: Director of General Partners

PE PC A S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Hans Markvoort
Name: Hans Markvoort
Title: Director

REMS SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

TAUBER SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

THUNE SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Hans Markvoort
Name: Hans Markvoort
Title: Director

CORRIB SEC LIMITED

By: /s/ Frank Sheedy
Name: Frank Sheedy

Title: Director

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

CENGAL PRIVATE EQUITY INVESTMENTS IV PLC

By: /s/ David Howley
Name: David Howley
Title: Director

By: /s/ Kathryn O'Driscoll
Name: Kathryn O'Driscoll
Title: Director

SEVENTH PRIVATE EQUITY INVESTMENTS PLC - SEVENTH PRIVATE EQUITY PORTFOLIO IV SUB-FUND

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Kathryn O'Driscoll
Name: Kathryn O'Driscoll
Title: Director

DELVIN SEC LIMITED
DUFF SEC LIMITED
FLURRY SEC LIMITED
RYE SEC LIMITED
WBY SEC LTD.

By: /s/ Iain Hall
Name: Iain Hall
Title: Director

By: /s/ Roy Riley
Name: Roy Riley
Title: Director

MOY SEC LIMITED

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Roy Riley
Name: Roy Riley
Title: Director

CROWN PREMIUM OPPORTUNISTIC STRATEGIES II S.C.S. SICAV-RAIF
CROWN PREMIUM OPPORTUNISTIC STRATEGIES III S.C.S. SICAV-RAIF
CROWN PREMIUM PRIVATE EQUITY IX MASTER S.C.S. SICAV-RAIF
CROWN PREMIUM PRIVATE EQUITY X MASTER S.C.S. SICAV-RAIF AS PRIVATE EQUITY S.C.SP. SICAV-RAIF (2026 FUND)
CROWN ASIA SECONDARIES S.C.S.
CROWN ASIA-PACIFIC PRIVATE EQUITY V MASTER SCSP
CROWN ASIA-PACIFIC PRIVATE EQUITY VI ALT S.C.SP.
CROWN ASIA-PACIFIC PRIVATE EQUITY VI MASTER S.C.S.
CROWN CLO EQUITY I S.C.SP.
CROWN CO-INVESTMENT OPPORTUNITIES III B S.C.SP.
CROWN DISCOVERY OPPORTUNITIES II S.C.SP.
~~KEYSTONE PRIVATE MARKET~~CROWN GLOBAL OPPORTUNITIES IX~~,~~ **~~LP~~ MASTER S.C.SP.**
CROWN GROWTH OPPORTUNITIES IV SCSP-RAIF (GLOBAL SUB-FUND)
CROWN GROWTH OPPORTUNITIES V S.C.SP.
CROWN IMPACT II MASTER S.C.SP.
CROWN SECONDARIES SPECIAL OPPORTUNITIES III B SCSP
CROWN SECONDARY CREDIT MASTER S.C.SP.

By: /s/ ~~Brad Allen~~Olivier Ries
Name: ~~Brad Allen~~Olivier Ries
Title: ~~Manager~~Director of General Partners

~~**KEYSTONE REAL ESTATE LENDING FUND, LLC**~~
By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director of General Partners

CS SPECIAL INVESTMENTS S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Robert Schlachter
Name: Robert Schlachter
Title: Director of the General Partners

DELFIN PRIVATE EQUITY S.C.SP.
DW PE EVERGREEN S.C.SP.
ES EVERGREEN SCSP
HP SPECIAL INVESTMENT FUND S.C.SP.
IOOF EVERGREEN S.C.SP.
LGPC SEC S.C.SP.
LGPE SEC S.C.SP.
LGPI SEC S.C.SP.
LGT GLOBAL PRIVATE CREDIT MASTER S.C.SP.
LGT GLOBAL PRIVATE INFRASTRUCTURE MASTER S.C.SP.
LIBERTY PE FUND SCSP SICAV RAIF (2024 SUB-FUND)
LMA RE US DIRECT SEC S.C.SP.
NZ SUPER SMA S.C.SP. SICAV-RAIF - 2025 SUB-FUND
PALACE SCA SICAV-RAIF
SAI PRIVATE EQUITY INVESTMENTS II S.C.SP.
SAI PRIVATE EQUITY INVESTMENTS III S.C.SP.

By: /s/ ~~Brad Allen~~Olivier Ries
Name: ~~Brad Allen~~Olivier Ries
Title: ~~Manager~~Director of General Partners

By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director of General Partners
~~KEYSTONE REAL ESTATE INVESTMENT TRUST, LLC~~
KVW PEL S.A. SICAV-RAIF
PE1-VAL S.A., SICAV-RAIF
PEYTO II S.A., SICAV-RAIF
PFA PE S.C.SP. SICAV-RAIF

By: /s/ ~~Brad Allen~~Olivier Ries
Name: ~~Brad Allen~~Olivier Ries
Title: Director of General Partners

By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director of General Partners

BETA SEC DESIGNATED ACTIVITY COMPANY
BETA SEC II DAC
CARRA SEC LIMITED

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: ~~Manager~~Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

CROWN A GENERIX PLC - LGT CROWN DIVERSIFIED TREND SUB FUND
CROWN A GENERIX PLC - LGT CROWN SYSTEMATIC TRADING SUB-FUND

By: /s/ Kathryn O'Driscoll
Name: Kathryn O'Driscoll
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

CROWN ALPHA PLC - CROWN FUSION SUB-FUND
CROWN ALPHA PLC - CROWN TRE SUB-FUND
CROWN ALPHA PLC - LGT CROWN ALPHA SUB-FUND

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

GLYDE SEC LTD.

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

LGT FUNDS PLATFORM ICAV - CROWN ENDOWMENT ALPHA SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN KK SYSTEMATIC SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN LION SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN LIQUID ALTERNATIVES SUB-FUND

LGT FUNDS PLATFORM ICAV - CROWN OPPORTUNISTIC EQUITY HFS SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN THOR SUB-FUND

By: /s/ Kathryn O'Driscoll
Name: Kathryn O'Driscoll
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

LPCRES SEC LIMITED

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

FUSION PRIVATE DEBT EVERGREEN ILP

By: /s/ Kevin O'Sullivan
Name: Kevin O'Sullivan
Title: Director of General Partners

By: /s/ Michael Tonner
Name: Michael Tonner
Title: Director of General Partners

LMA PRIVATE DEBT MASTER ILP
LMA PRIVATE EQUITY MASTER ILP
LMA PRIVATE INFRASTRUCTURE MASTER ILP

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director of General Partners

By: /s/ Michael Tonner
Name: Michael Tonner
Title: Director of General Partners

PKE PRIVATE CREDIT LIMMERN I.L.P.

By: /s/ Kevin O'Sullivan
Name: Kevin O'Sullivan
Title: Director of General Partners

By: /s/ Michael Tonner
Name: Michael Tonner
Title: Director of General Partners

LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE
LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE EM
LGT PORTFOLIO INVEST SICAV - EQUITY DEFENSIVE

By: /s/ Thomas Weber
Name: Thomas Weber
Title: Director

By: /s/ Pierre-André Wirth
Name: Pierre-André Wirth
Title: Director

Verification of Statement of Facts and Application
pursuant to Rule 17d-1 under the Investment Company Act of 1940
for an Order of the Commission

~~Each of the~~The undersigned states that he or she has duly executed the attached ~~Amendment No. 2 to the~~ Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated ~~as of May~~July 8, 2026, for and on behalf of the ~~entities listed below;~~Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all ~~action by~~actions by the stockholders, trustees, directors, ~~officers, stockholders, general partners, trustees or members of each entity and any other body~~and other bodies necessary to authorize the undersigned to execute and file such ~~instrument has~~Application have been taken. ~~Each of the~~The undersigned further ~~states~~says that he or she is familiar with ~~such~~the instrument~~,~~ and the contents thereof, and that the facts ~~therein~~ set forth therein are true to the best of his or her knowledge, information, and belief.

~~KEYSTONE~~INVESCO PRIVATE ~~INCOME~~MARKETS TOTAL ALLOCATION FUND

By: Invesco Advisers, Inc.,
Title: Trustee

By: /s/ ~~Brad Allen~~Sean Ryan
Name: ~~Brad Allen~~ Sean Ryan
Title: ~~Treasurer (Principal Financial Officer)~~ Assistant Secretary

~~KEYSTONE NATIONAL GROUP~~INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB I, LLC

By: /s/ ~~Brad Allen~~Sean Ryan
Name: ~~Brad Allen~~ Sean Ryan
Title: Authorized Signatory

INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB II, LLC

By: /s/ Sean Ryan
Name: Sean Ryan
Title: Authorized Signatory

LGT CAPITAL PARTNERS (USA) INC.

By: /s/ David Andryc
Name: David Andryc
Title: President

By: /s/ Joanna Gerstner
Name: Joanna Gerstner
Title: ~~Managing Partner and~~ Chief ~~Financial~~Compliance Officer and Secretary

LGT CAPITAL PARTNERS LTD.

By: /s/ Konrad Bächinger
Name: Konrad Bächinger
Title: Director

By: /s/ Anton Koch
Name: Anton Koch
Title: Authorized Signatory

LGT CAPITAL PARTNERS (IRELAND) LIMITED

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Alternate Director

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Authorized Signatory

LGT CAPITAL PARTNERS (ASIA-PACIFIC) LTD.
LGT CAPITAL PARTNERS (U.K.) LIMITED

By: /s/ Werner von Baum
Name: Werner von Baum
Title: Director

By: /s/ Roberto Paganoni
Name: Roberto Paganoni
Title: Director

Existing Affiliated Funds

ALPINA SMRS HYBRID, L.P. (SERIES A)
ALPINA SMRS HYBRID, L.P. (SERIES B)
~~KEYSTONE PRIVATE MARKET OPPORTUNITIES IX (Q)~~**FONDA II**, LP
LA SOLUTIONS I LP (SERIES A)
LA SOLUTIONS I LP (SERIES B)

By: /s/ ~~Brad Allen~~Celia Zacharias
Name: ~~Brad Allen~~ Celia Zacharias
Title: Manager of General Partners

By: /s/ David Andryc
Name: David Andryc
Title: Manager of General Partners

EUBA S.À R.L.

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

RAIDEN GLOBAL ICAV (2026 FUND)
RAIDEN GLOBAL ICAV (OVERFLOW FUND)
RAIDEN GLOBAL ICAV (SELECT 2025 FUND)

By: /s/ Desmond Tobin
Name: Desmond Tobin
Title: Director

By: /s/ David Howley
Name: David Howley
Title: Director

RAIDEN GLOBAL PRIVATE DEBT I.L.P. (2026 PRIVATE DEBT FUND)

By: /s/ Desmond Tobin
Name: Desmond Tobin
Title: Director

By: /s/ David Howley
Name: David Howley
Title: Director

LGWP LTD.

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director

By:/s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

AETERNUM S.A. SICAV-FIS

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director

By: /s/ Anja-Isabel Bohnen
Name: Anja-Isabel Bohnen
Title: Director

BASSANO SEC LTD.

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

BLACK SEC II LLC - SERIES D

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director of General Partners

By: /s/ Kevin O'Sullivan
Name: Kevin O'Sullivan
Title: Director of General Partners

CROWN ALTERNATIVE INVESTMENTS SPC - CROWN FALCON SEGREGATED PORTFOLIO
CROWN ALTERNATIVE INVESTMENTS SPC - CROWN HURON SEGREGATED PORTFOLIO
CROWN PHOENIX SPC - CROWN EFFICIENT TREND SEGREGATED PORTFOLIO
CROWN PHOENIX SPC - CROWN LAC SEGREGATED PORTFOLIO

By: /s/ Darren Stainrod
Name: Darren Stainrod

Title: Director

By: /s/ Hans Markvoort
Name: Hans Markvoort
Title: Director

ADLER III LP

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director of General Partners

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director of General Partners

ELDE SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

GPE FUND 3 LP

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director of General Partners

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director of General Partners

HASE SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

JADE SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

KALLE SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Hans Markvoort
Name: Hans Markvoort
Title: Director of General Partners

KKPE I 2025 S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

LPES SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

LPIS SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

171203231_13

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

MULDE SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

NAAB SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

PE PC A S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Hans Markvoort
Name: Hans Markvoort
Title: Director of General Partners

REMS SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

TAUBER SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

THUNE SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Hans Markvoort
Name: Hans Markvoort
Title: Director

CORRIB SEC LIMITED

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

CENGAL PRIVATE EQUITY INVESTMENTS IV PLC

By: /s/ David Howley
Name: David Howley
Title: Director

By: /s/ Kathryn O'Driscoll
Name: Kathryn O'Driscoll
Title: Director

SEVENTH PRIVATE EQUITY INVESTMENTS PLC - SEVENTH PRIVATE EQUITY PORTFOLIO IV SUB-FUND

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Kathryn O'Driscoll
Name: Kathryn O'Driscoll
Title: Director

DELVIN SEC LIMITED
DUFF SEC LIMITED
FLURRY SEC LIMITED
RYE SEC LIMITED
WBY SEC LTD.

By: /s/ Iain Hall
Name: Iain Hall
Title: Director

By: /s/ Roy Riley
Name: Roy Riley
Title: Director

MOY SEC LIMITED

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Roy Riley
Name: Roy Riley
Title: Director

CROWN PREMIUM OPPORTUNISTIC STRATEGIES II S.C.S. SICAV-RAIF
CROWN PREMIUM OPPORTUNISTIC STRATEGIES III S.C.S. SICAV-RAIF
CROWN PREMIUM PRIVATE EQUITY IX MASTER S.C.S. SICAV-RAIF
CROWN PREMIUM PRIVATE EQUITY X MASTER S.C.S. SICAV-RAIF
AS PRIVATE EQUITY S.C.SP. SICAV-RAIF (2026 FUND)
CROWN ASIA SECONDARIES S.C.S.
CROWN ASIA-PACIFIC PRIVATE EQUITY V MASTER SCSP
CROWN ASIA-PACIFIC PRIVATE EQUITY VI ALT S.C.SP.
CROWN ASIA-PACIFIC PRIVATE EQUITY VI MASTER S.C.S.
CROWN CLO EQUITY I S.C.SP.

CROWN CO-INVESTMENT OPPORTUNITIES III B S.C.SP.
CROWN DISCOVERY OPPORTUNITIES II S.C.SP.
~~KEYSTONE PRIVATE MARKET~~**CROWN GLOBAL OPPORTUNITIES IX**~~, LP~~ **MASTER S.C.SP.**
CROWN GROWTH OPPORTUNITIES IV SCSP-RAIF (GLOBAL SUB-FUND)
CROWN GROWTH OPPORTUNITIES V S.C.SP.
CROWN IMPACT II MASTER S.C.SP.
CROWN SECONDARIES SPECIAL OPPORTUNITIES III B SCSP
CROWN SECONDARY CREDIT MASTER S.C.SP.

By: /s/ ~~Brad Allen~~Olivier Ries
Name: ~~Brad Allen~~ Olivier Ries
Title: ~~Manager~~Director of General Partners

~~KEYSTONE REAL ESTATE LENDING FUND, LLC~~

By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director of General Partners

CS SPECIAL INVESTMENTS S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Robert Schlachter
Name: Robert Schlachter
Title: Director of General Partners

DELFIN PRIVATE EQUITY S.C.SP.
DW PE EVERGREEN S.C.SP.
ES EVERGREEN SCSP
HP SPECIAL INVESTMENT FUND S.C.SP.
IOOF EVERGREEN S.C.SP.
LGPC SEC S.C.SP.
LGPE SEC S.C.SP.
LGPI SEC S.C.SP.
LGT GLOBAL PRIVATE CREDIT MASTER S.C.SP.
LGT GLOBAL PRIVATE INFRASTRUCTURE MASTER S.C.SP.
LIBERTY PE FUND SCSP SICAV RAIF (2024 SUB-FUND)
LMA RE US DIRECT SEC S.C.SP.
NZ SUPER SMA S.C.SP. SICAV-RAIF - 2025 SUB-FUND

PALACE SCA SICAV-RAIF
SAI PRIVATE EQUITY INVESTMENTS II S.C.SP.
SAI PRIVATE EQUITY INVESTMENTS III S.C.SP.

By: /s/ ~~Brad Allen~~Olivier Ries
Name: ~~Brad Allen~~Olivier Ries
Title: ~~Manager~~Director of General Partners

~~KEYSTONE REAL ESTATE INVESTMENT TRUST, LLC~~

By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director of General Partners

KVW PEL S.A. SICAV-RAIF
PE1-VAL S.A., SICAV-RAIF
PEYTO II S.A., SICAV-RAIF
PFA PE S.C.SP. SICAV-RAIF

By: /s/ ~~Brad Allen~~Olivier Ries
Name: ~~Brad Allen~~Olivier Ries
Title: ~~Manager~~Director

By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director

BETA SEC DESIGNATED ACTIVITY COMPANY
BETA SEC II DAC
CARRA SEC LIMITED

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

CROWN A GENERIX PLC - LGT CROWN DIVERSIFIED TREND SUB FUND
CROWN A GENERIX PLC - LGT CROWN SYSTEMATIC TRADING SUB-FUND

By: /s/ Kathryn O'Driscoll
Name: Kathryn O'Driscoll
Title: Director

171203231_13

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

CROWN ALPHA PLC - CROWN FUSION SUB-FUND
CROWN ALPHA PLC - CROWN TRE SUB-FUND
CROWN ALPHA PLC - LGT CROWN ALPHA SUB-FUND

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

GLYDE SEC LTD.

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

LGT FUNDS PLATFORM ICAV - CROWN ENDOWMENT ALPHA SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN KK SYSTEMATIC SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN LION SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN LIQUID ALTERNATIVES SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN OPPORTUNISTIC EQUITY HFS SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN THOR SUB-FUND

By: /s/ Kathryn O'Driscoll
Name: Kathryn O'Driscoll
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman

Title: Director

LPCRES SEC LIMITED

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

FUSION PRIVATE DEBT EVERGREEN ILP

By: /s/ Kevin O'Sullivan
Name: Kevin O'Sullivan
Title: Director of General Partners

By: /s/ Michael Tonner
Name: Michael Tonner
Title: Director of General Partners

LMA PRIVATE DEBT MASTER ILP
LMA PRIVATE EQUITY MASTER ILP
LMA PRIVATE INFRASTRUCTURE MASTER ILP

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director of General Partners

By: /s/ Michael Tonner
Name: Michael Tonner
Title: Director of General Partners

PKE PRIVATE CREDIT LIMMERN I.L.P.

By: /s/ Kevin O'Sullivan
Name: Kevin O'Sullivan
Title: Director of General Partners

By: /s/ Michael Tonner
Name: Michael Tonner
Title: Director of General Partners

LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE
LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE EM

44

LGT PORTFOLIO INVEST SICAV - EQUITY DEFENSIVE

By: /s/ Thomas Weber
Name: Thomas Weber
Title: Director

By: /s/ Pierre-André Wirth
Name: Pierre-André Wirth
Title: Director

~~EXHIBIT~~Appendix A

Below is a list of the Existing Affiliated Funds. All such Existing Affiliated Funds are advised by the corresponding Adviser.

Existing Affiliated Funds	Adviser
Adler III LP	LGT Capital Partners (Ireland) Limited
Aeternum S.A. SICAV-FIS	LGT Capital Partners (Ireland) Limited
Alpina SMRS Hybrid, L.P. (Series A)	LGT Capital Partners (USA) Inc.
Alpina SMRS Hybrid, L.P. (Series B)	LGT Capital Partners (USA) Inc.
AS Private Equity S.C.Sp. SICAV-RAIF (2026 Fund)	LGT Capital Partners (Ireland) Limited
Bassano SEC Ltd.	LGT Capital Partners Ltd.[*]
Beta SEC Designated Activity Company	LGT Capital Partners (Ireland) Limited
BETA SEC II DAC	LGT Capital Partners (U.K.) Limited
Black Sec II LLC - Series D	LGT Capital Partners Ltd.[*]
Carra SEC Limited	LGT Capital Partners (U.K.) Limited
CENGAL Private Equity Investments IV PLC	LGT Capital Partners (Ireland) Limited
Corrib SEC Limited	LGT Capital Partners Ltd.[*]
Crown A GENERIX plc - LGT Crown Diversified Trend Sub Fund	LGT Capital Partners Ltd.
Crown A GENERIX plc - LGT Crown Systematic Trading Sub-Fund	LGT Capital Partners Ltd.
Crown Alpha plc - Crown Fusion Sub-Fund	LGT Capital Partners Ltd.

---

[*] The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser
Crown Alpha plc - Crown Tre Sub-Fund	LGT Capital Partners Ltd.
Crown Alpha plc - LGT Crown Alpha Sub-Fund	LGT Capital Partners Ltd.
Crown Alternative Investments SPC - Crown Falcon Segregated Portfolio	LGT Capital Partners Ltd.
Crown Alternative Investments SPC - Crown Huron Segregated Portfolio	LGT Capital Partners Ltd.
Crown Asia Secondaries S.C.S.	LGT Capital Partners (Ireland) Limited
Crown Asia-Pacific Private Equity V Master SCSp	LGT Capital Partners (Ireland) Limited
Crown Asia-Pacific Private Equity VI Alt S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Asia-Pacific Private Equity VI Master S.C.S.	LGT Capital Partners (Ireland) Limited
Crown CLO Equity I S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Co-Investment Opportunities III B S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Discovery Opportunities II S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Global Opportunities IX Master S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Growth Opportunities IV SCSp-RAIF (Global Sub-Fund)	LGT Capital Partners (Ireland) Limited
Crown Growth Opportunities V S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Impact II Master S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Phoenix SPC - Crown Efficient Trend Segregated Portfolio	LGT Capital Partners Ltd.

47

Existing Affiliated Funds	Adviser
Crown Phoenix SPC - Crown LAC Segregated Portfolio	LGT Capital Partners Ltd.
Crown Premium Opportunistic Strategies II S.C.S. SICAV-RAIF	LGT Capital Partners (Ireland) Limited
Crown Premium Opportunistic Strategies III S.C.S. SICAV-RAIF	LGT Capital Partners (Ireland) Limited
CROWN PREMIUM Private Equity IX Master S.C.S. SICAV-RAIF	LGT Capital Partners (Ireland) Limited
CROWN PREMIUM Private Equity X Master S.C.S. SICAV-RAIF	LGT Capital Partners (Ireland) Limited
Crown Secondaries Special Opportunities III B SCSp	LGT Capital Partners (Ireland) Limited
Crown Secondary Credit Master S.C.Sp.	LGT Capital Partners (Ireland) Limited
CS Special Investments S.C.Sp.	LGT Capital Partners (Ireland) Limited
Delfin Private Equity S.C.Sp.	LGT Capital Partners (Ireland) Limited
DELVIN SEC LIMITED	LGT Capital Partners Ltd.[*]
DUFF SEC LIMITED	LGT Capital Partners Ltd.[*]
DW PE Evergreen S.C.Sp.	LGT Capital Partners (Ireland) Limited
Elde SEC S.C.S.	LGT Capital Partners Ltd.[*]
ES Evergreen SCSp	LGT Capital Partners (Ireland) Limited
Euba S.à r.l.	LGT Capital Partners Ltd.[*]
FLURRY SEC LIMITED	LGT Capital Partners Ltd.[*]
Fonda II, LP	LGT Capital Partners (USA) Inc.

[*] The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser
Fusion Private Debt Evergreen ILP	LGT Capital Partners (Ireland) Limited
Glyde SEC Ltd.	LGT Capital Partners (U.K.) Limited
GPE Fund 3 LP	LGT Capital Partners (Ireland) Limited
Hase SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
HP Special Investment Fund S.C.Sp.	LGT Capital Partners (Ireland) Limited
IOOF Evergreen S.C.Sp.	LGT Capital Partners (Ireland) Limited
Jade SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
Kalle SEC S.C.S.	LGT Capital Partners Ltd.[*]
KKPE I 2025 S.C.Sp.	LGT Capital Partners (Ireland) Limited
KVW PEL S.A. SICAV-RAIF	LGT Capital Partners (Ireland) Limited
LA Solutions I LP (Series A)	LGT Capital Partners (USA) Inc.
LA Solutions I LP (Series B)	LGT Capital Partners (USA) Inc.
LGPC SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
LGPE SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
LGPI SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
LGT Funds Platform ICAV - Crown Endowment Alpha Sub-Fund	LGT Capital Partners Ltd.
LGT Funds Platform ICAV - Crown KK Systematic Sub-Fund	LGT Capital Partners Ltd.

---

[*] The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

171203231_13

Existing Affiliated Funds	Adviser
LGT Funds Platform ICAV - Crown LION Sub-Fund	LGT Capital Partners Ltd.
LGT Funds Platform ICAV - Crown Liquid Alternatives Sub-Fund	LGT Capital Partners Ltd.
LGT Funds Platform ICAV - Crown Opportunistic Equity HFs Sub-Fund	LGT Capital Partners Ltd.
LGT Funds Platform ICAV - Crown Thor Sub-Fund	LGT Capital Partners Ltd.
LGT Global Private Credit Master S.C.Sp.	LGT Capital Partners (Ireland) Limited
LGT Global Private Infrastructure Master S.C.Sp.	LGT Capital Partners (Ireland) Limited
LGT Portfolio Invest SICAV - Equity Active	LGT Capital Partners Ltd.
LGT Portfolio Invest SICAV - Equity Active EM	LGT Capital Partners Ltd.
LGT Portfolio Invest SICAV - Equity Defensive	LGT Capital Partners Ltd.
LGWP Ltd.	LGT Capital Partners Ltd.[*]
Liberty PE Fund SCSp SICAV RAIF (2024 Sub-Fund)	LGT Capital Partners (Ireland) Limited
LMA Private Debt Master ILP	LGT Capital Partners (Ireland) Limited
LMA Private Equity Master ILP	LGT Capital Partners (Ireland) Limited
LMA Private Infrastructure Master ILP	LGT Capital Partners (Ireland) Limited
LMA RE US Direct SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
LPCRES SEC Limited	LGT Capital Partners Ltd.[*]
LPES SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
LPIS SEC S.C.Sp.	LGT Capital Partners Ltd.[*]

[*] The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

171203231_13

Existing Affiliated Funds	Adviser
Moy SEC Limited	LGT Capital Partners Ltd.[*]
Mulde SEC S.C.S.	LGT Capital Partners Ltd.[*]
Naab SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
NZ Super SMA S.C.Sp. SICAV-RAIF - 2025 Sub-Fund	LGT Capital Partners (Ireland) Limited
Palace SCA SICAV-RAIF	LGT Capital Partners (Ireland) Limited
PE PC A S.C.Sp.	LGT Capital Partners (Ireland) Limited
PE1-VAL S.A., SICAV-RAIF	LGT Capital Partners (Ireland) Limited
PEYTO II S.A., SICAV-RAIF	LGT Capital Partners (Ireland) Limited
PFA PE S.C.Sp. SICAV-RAIF	LGT Capital Partners (Ireland) Limited
PKE Private Credit Limmern I.L.P.	LGT Capital Partners (Ireland) Limited
Raiden Global ICAV (2026 Fund)	LGT Capital Partners (Ireland) Limited
Raiden Global ICAV (Overflow Fund)	LGT Capital Partners (Ireland) Limited
Raiden Global ICAV (Select 2025 Fund)	LGT Capital Partners (Ireland) Limited
Raiden Global Private Debt I.L.P. (2026 Private Debt Fund)	LGT Capital Partners (Ireland) Limited
Rems SEC S.C.S.	LGT Capital Partners Ltd.[*]
Rye SEC Limited	LGT Capital Partners Ltd.[*]

---

[*] The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser
SAI Private Equity Investments II S.C.Sp.	LGT Capital Partners (Ireland) Limited
SAI Private Equity Investments III S.C.Sp.	LGT Capital Partners (Ireland) Limited
Seventh Private Equity Investments plc - Seventh Private Equity Portfolio IV Sub-Fund	LGT Capital Partners (Ireland) Limited
Tauber SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
Thune SEC S.C.S.	LGT Capital Partners Ltd.[*]
WBY SEC Ltd.	LGT Capital Partners Ltd.[*]

Resolutions Adopted by the Board of Trustees of Keystone Private Income Fund

Approval of Filing Section 17(d) Application for Co-investment Relief

---

[*] The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Action by Written Consent of the Trustee

July 8, 2026

WHEREAS, the ~~Board of Trustees of the Keystone Private Income~~undersigned Trustee has reviewed the form of exemptive application of the Invesco Private Markets Total Allocation Fund (the "Fund") ~~deems it is advisable and in the best interest of the Fund to file with the U.S.~~for an order of the Securities and Exchange Commission (the "~~Commission") an application for an order~~SEC") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "~~1940~~Act"), and Rule 17d-1 promulgated ~~thereunder (the "Application"), to authorize the entering into of~~under the Act ("Rule 17d-1"), authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) of the ~~1940~~ Act and Rule 17d-1 ~~promulgated thereunder,~~(the "Exemptive Application"); and

WHEREAS, the Trustee deems it advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the authorized officers of ~~Keystone National Group, LLC and~~ the Fund (collectively, the "Authorized Officers," and each, an "Authorized Officer"), shall be, and each of them individually hereby is, authorized, empowered and directed ~~on behalf of,~~ in the ~~Fund and in its~~name and on behalf of the Fund, to ~~prepare, execute, and~~ cause to be executed, delivered and filed with the ~~Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~SEC the Exemptive Application, in substantially the form provided to the Board; and

FURTHER RESOLVED, that the ~~officers of the Fund~~Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed ~~to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable~~, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the ~~intent of the~~foregoing resolution~~; and it is further~~, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that ~~any and all actions~~all acts and things previously ~~taken by~~done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund ~~or any of its trustees or officers~~in connection with the ~~actions contemplated by the~~foregoing resolutions ~~be, and each of them hereby is~~are in all respects authorized, ratified, ~~confirmed,~~approved, confirmed and adopted ~~in all respects~~as ~~and for~~the acts and deeds by and on behalf of the Fund~~.~~; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed, by and on behalf of the Fund and in its name, to do and perform such other acts and to execute and deliver such other instruments, certificates and documents as he or she shall determine to be necessary, appropriate or desirable to carry out any of the foregoing, any such determination to be conclusively evidenced by the doing or performing of any such act, or the execution and delivery of any such instrument, certificate or documents; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

INVESCO PRIVATE MARKETS TOTAL ALLOCATION FUND

By: Invesco Advisers, Inc.
Title: Trustee

By: /s/ Sean Ryan
Name: Sean Ryan
Title: Assistant Secretary

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40-APP/A 1 libremaxco-investment40app.htm 40-APP/A

File No. 812-15928812-[_____]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of: LIBREMAX ASSET-BACKED INCOME FUND

and

LIBREMAX CAPITAL, LLC, BADGERMAX PARTNERS, LP, LIBREMAX CORE FUND, LP, LIBREMAX CORE OFFSHORE FUND, LTD, LIBREMAX DISLOCATION FUND, LP, LIBREMAX DISLOCATION FUND II, LP, LIBREMAX DISLOCATION MASTER FUND, LP, LIBREMAX DISLOCATION MASTER FUND II, LP, LIBREMAX E VALUE MASTER FUND, LTD, LIBREMAX E VALUE OFFSHORE FUND, LTD, LIBREMAX MASTER FUND, LTD, LIBREMAX OC MASTER FUND, LTD, LIBREMAX OC OFFSHORE FUND, LTD, LIBREMAX OFFSHORE FUND, LTD, LIBREMAX OPPORTUNISTIC VALUE FUND, LP, LIBREMAX OPPORTUNISTIC VALUE MASTER FUND, LP, LIBREMAX PARTNERS, LP, LIBREMAX PC FUND, LP, LIBREMAX STRUCTURED INCOME (ECI) MASTER FUND III, LP, LIBREMAX STRUCTURED INCOME OFFSHORE PARTNERS III, LP, LIBREMAX STRUCTURED INCOME MASTER FUND III, LP, LIBREMAX STRUCTURED INCOME PARTNERS III, LP, LIBREMAX VALUE MASTER FUND, LTD, LIBREMAX VALUE OFFSHORE FUND, LTD, LIBREMAX VALUE PARTNERS, LP, TIGERMAX PARTNERS, LP- SERIES A, TIGERMAX PARTNERS, LP- SERIES B

601 Lexington Avenue, 30th Floor New York, NY 10022

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

INVESCO PRIVATE MARKETS TOTAL ALLOCATION FUND; INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB I, LLC; INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB II, LLC; LGT CAPITAL PARTNERS LTD.; LGT CAPITAL PARTNERS (USA) INC.; LGT CAPITAL PARTNERS (IRELAND) LIMITED; LGT

CAPITAL PARTNERS (ASIA-PACIFIC) LTD.; LGT CAPITAL PARTNERS (U.K.) LIMITED; ALPINA SMRS HYBRID, L.P. (SERIES A); ALPINA SMRS HYBRID, L.P. (SERIES B); FONDA II, LP; LA SOLUTIONS I LP (SERIES A); LA SOLUTIONS I LP (SERIES B); EUBA S.À R.L.; RAIDEN GLOBAL ICAV (2026 FUND); RAIDEN GLOBAL ICAV (OVERFLOW FUND); RAIDEN GLOBAL ICAV (SELECT 2025 FUND); RAIDEN GLOBAL PRIVATE DEBT I.L.P. (2026 PRIVATE DEBT FUND); LGWP LTD.; AETERNUM S.A. SICAV-FIS; BASSANO SEC LTD.; BLACK SEC II LLC - SERIES D; CROWN ALTERNATIVE INVESTMENTS SPC - CROWN FALCON SEGREGATED PORTFOLIO; CROWN ALTERNATIVE INVESTMENTS SPC - CROWN HURON SEGREGATED PORTFOLIO; CROWN PHOENIX SPC - CROWN EFFICIENT TREND SEGREGATED PORTFOLIO; CROWN PHOENIX SPC - CROWN LAC SEGREGATED PORTFOLIO; ADLER III LP; ELDE SEC S.C.S.; GPE FUND 3 LP; HASE SEC S.C.SP.; JADE SEC S.C.SP.; KALLE SEC S.C.S.; KKPE I 2025 S.C.SP.; LPES SEC S.C.SP.; LPIS SEC S.C.SP.; MULDE SEC S.C.S.; NAAB SEC S.C.SP.; PE PC A S.C.SP.; REMS SEC S.C.S.; TAUBER SEC S.C.SP.; THUNE SEC S.C.S.; CORRIB SEC LIMITED; CENGAL PRIVATE EQUITY INVESTMENTS IV PLC; SEVENTH PRIVATE EQUITY INVESTMENTS PLC - SEVENTH PRIVATE EQUITY PORTFOLIO IV SUB-FUND; DELVIN SEC LIMITED; DUFF SEC LIMITED; FLURRY SEC LIMITED; MOY SEC LIMITED; RYE SEC LIMITED; WBY SEC LTD.; CROWN PREMIUM OPPORTUNISTIC STRATEGIES II S.C.S. SICAV-RAIF; CROWN PREMIUM OPPORTUNISTIC STRATEGIES III S.C.S. SICAV-RAIF; CROWN PREMIUM PRIVATE EQUITY IX MASTER S.C.S. SICAV-RAIF; CROWN PREMIUM PRIVATE EQUITY X MASTER S.C.S. SICAV-RAIF; AS PRIVATE EQUITY S.C.SP. SICAV-RAIF (2026 FUND); CROWN ASIA SECONDARIES S.C.S.; CROWN ASIA-PACIFIC PRIVATE EQUITY V MASTER SCSP; CROWN ASIA-PACIFIC PRIVATE EQUITY VI ALT S.C.SP.; CROWN ASIA-PACIFIC PRIVATE EQUITY VI MASTER S.C.S.; CROWN CLO EQUITY I S.C.SP.; CROWN CO-INVESTMENT OPPORTUNITIES III B S.C.SP.; CROWN DISCOVERY OPPORTUNITIES II S.C.SP.; CROWN GLOBAL OPPORTUNITIES IX MASTER S.C.SP.; CROWN GROWTH OPPORTUNITIES IV SCSP-RAIF (GLOBAL SUB-FUND); CROWN GROWTH OPPORTUNITIES V S.C.SP.; CROWN IMPACT II MASTER S.C.SP.; CROWN SECONDARIES SPECIAL OPPORTUNITIES III B SCSP; CROWN SECONDARY CREDIT MASTER S.C.SP; CS SPECIAL INVESTMENTS S.C.SP.; DELFIN PRIVATE EQUITY S.C.SP.; DW PE EVERGREEN S.C.SP.; ES EVERGREEN SCSP; HP SPECIAL INVESTMENT FUND S.C.SP.; IOOF EVERGREEN S.C.SP.; LGPC SEC S.C.SP.; LGPE SEC S.C.SP.; LGPI SEC S.C.SP.; LGT GLOBAL PRIVATE CREDIT MASTER S.C.SP.; LGT GLOBAL PRIVATE INFRASTRUCTURE MASTER S.C.SP.; LIBERTY PE FUND SCSP SICAV RAIF (2024 SUB-FUND); LMA RE US DIRECT SEC S.C.SP.; NZ SUPER SMA S.C.SP. SICAV-RAIF - 2025 SUB-FUND; PALACE SCA SICAV-RAIF; SAI PRIVATE EQUITY INVESTMENTS II S.C.SP.; SAI PRIVATE EQUITY INVESTMENTS III S.C.SP.; KVW PEL S.A. SICAV-RAIF; PE1-VAL S.A., SICAV-RAIF; PEYTO II S.A., SICAV-RAIF; PFA PE S.C.SP. SICAV-RAIF; BETA SEC DESIGNATED ACTIVITY COMPANY; BETA SEC II DAC; CARRA SEC LIMITED; CROWN A GENERIX PLC - LGT CROWN DIVERSIFIED TREND SUB FUND; CROWN A GENERIX PLC - LGT CROWN SYSTEMATIC TRADING SUB-FUND; CROWN ALPHA PLC - CROWN FUSION SUB-FUND; CROWN ALPHA PLC -

CROWN TRE SUB-FUND; CROWN ALPHA PLC - LGT CROWN ALPHA SUB-FUND; GLYDE SEC LTD.; LGT FUNDS PLATFORM ICAV - CROWN ENDOWMENT ALPHA SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN KK SYSTEMATIC SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN LION SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN LIQUID ALTERNATIVES SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN OPPORTUNISTIC EQUITY HFS SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN THOR SUB-FUND; LPCRES SEC LIMITED; FUSION PRIVATE DEBT EVERGREEN ILP; LMA PRIVATE DEBT MASTER ILP; LMA PRIVATE EQUITY MASTER ILP; LMA PRIVATE INFRASTRUCTURE MASTER ILP; PKE PRIVATE CREDIT LIMMERN I.L.P.; LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE; LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE EM; LGT PORTFOLIO INVEST SICAV - EQUITY DEFENSIVE

1133 Avenue of the Americas, New York,
NY 10036

All Communications, Notices and Orders to:

~~Alyssa M. Bernard, Secretary LibreMax Asset-Backed Income Fund c/o U.S. Bank Global Fund Services~~
~~615 East Michigan Street~~
~~Milwaukee, Wisconsin 53202~~
~~(414) 516-1681~~
~~alyssa.bernard@usbank.com~~
Gregory Davis, Esq.
Ropes & Gray LLP
One Maritime Plaza, Suite 1800
300 Clay Street
San Francisco, CA US 94111
(415) 315-6327
gregory.davis@ropesgray.com

~~**Frank Bruttomesso**~~
Christopher Labosky, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA US 02199-3600
(617) 235-4562
Christopher.labosky@ropesgray.com
~~General Counsel and Chief Operating Officer LibreMax Capital, LLC~~

Copies to:

Joanna Gerstner
LGT Capital Partners (USA) Inc.
~~601 Lexington~~1133 Avenue~~, 30th Floor~~ of the Americas, New York,
NY ~~10022~~10036

joanna.gerstner@lgtcp.com
~~(212) 612-1550~~
~~fbruttomesso@libremax.com~~

_____

~~_Copies to:_~~
~~**Nathaniel Segal Vedder Price P.C.**~~
~~**222 North LaSalle Street Chicago, Illinois 60601**~~
~~**(312) 609-7747**~~
~~nsegal@vedder.com~~
~~Deborah Bielicke Eades~~
~~Vedder Price P.C.~~
~~222 North LaSalle Street~~
~~Chicago, Illinois 60601~~
~~(312) 609-7661~~
~~deades@vedder.com~~

_____

~~May 12~~July 8, 2026

**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

IN THE MATTER OF ~~LIBREMAX ASSET-BACKED INCOME FUND, LIBREMAX CAPITAL, LLC, BADGERMAX PARTNERS, LP, LIBREMAX CORE FUND, LP,~~ INVESCO PRIVATE MARKETS TOTAL ALLOCATION FUND; INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB I, LLC; INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB II, LLC; LGT CAPITAL PARTNERS ~~LIBREMAX CORE OFFSHORE FUND, LTD, LIBREMAX ISLOCATION FUND, LP, LIBREMAX DISLOCATION FUND II, LP, LIBREMAX DISLOCATION MASTER FUND, LP, LIBREMAX DISLOCATION MASTER FUND II, LP, LIBREMAX E VALUE MASTER FUND, LTD, LIBREMAX E VALUE OFFSHORE FUND, LTD, LIBREMAX MASTER FUND, LTD, LIBREMAX OC MASTER~~	**: ~~AMENDMENT NO. 2 TO THE~~** **: APPLICATION FOR AN ORDER** **: PURSUANT TO SECTIONS 17 ~~(d) AND:~~ (d) AND 57(i) OF THE INVESTMENT COMPANY ~~:~~ ACT OF ~~1940AND~~1940 AND RULE 17d-1 UNDER ~~:~~ THE INVESTMENT COMPANY ACT OF ~~:~~ 1940 PERMITTING CERTAIN JOINT ~~:~~ TRANSACTIONS OTHERWISE ~~;~~ PROHIBITED BY SECTIONS 17(d) AND ~~:~~ 57(a)(4) OF AND RULE 17d-1 UNDER ~~:~~ THE INVESTMENT COMPANY ACT OF ~~:~~ 1940**

~~-4-~~

~~FUND, LTD, LIBREMAX OC OFFSHORE FUND, LTD, LIBREMAX OFFSHORE FUND, LTD, LIBREMAX OPPORTUNISTIC VALUE FUND, LP~~**LTD.; LGT CAPITAL PARTNERS (USA) INC.; LGT CAPITAL PARTNERS (IRELAND) LIMITED; LGT CAPITAL PARTNERS (ASIA-PACIFIC) LTD.; LGT CAPITAL PARTNERS (U.K.) LIMITED; ALPINA SMRS HYBRID, L.P. (SERIES A); ALPINA SMRS HYBRID, L.P. (SERIES B); FONDA II, LP; LA SOLUTIONS I LP (SERIES A); LA SOLUTIONS I LP (SERIES B); EUBA S.À R.L.; RAIDEN GLOBAL ICAV (2026 FUND); RAIDEN GLOBAL ICAV (OVERFLOW FUND); RAIDEN GLOBAL ICAV (SELECT 2025 FUND); RAIDEN GLOBAL PRIVATE DEBT I.L.P. (2026 PRIVATE DEBT FUND); LGWP LTD.; AETERNUM S.A. SICAV-FIS; BASSANO SEC LTD.; BLACK SEC II LLC - SERIES D; CROWN ALTERNATIVE INVESTMENTS SPC - CROWN FALCON SEGREGATED PORTFOLIO; CROWN ALTERNATIVE INVESTMENTS SPC - CROWN HURON SEGREGATED PORTFOLIO; CROWN PHOENIX SPC - CROWN EFFICIENT TREND SEGREGATED PORTFOLIO; CROWN PHOENIX SPC - CROWN LAC SEGREGATED PORTFOLIO; ADLER III LP; ELDE SEC S.C.S.; GPE FUND 3 LP; HASE SEC S.C.SP.; JADE SEC S.C.SP.; KALLE SEC S.C.S.; KKPE I 2025 S.C.SP.; LPES SEC S.C.SP.; LPIS SEC S.C.SP.; MULDE SEC S.C.S.; NAAB SEC S.C.SP.; PE PC A S.C.SP.; REMS SEC S.C.S.; TAUBER SEC S.C.SP.; THUNE SEC S.C.S.; CORRIB SEC LIMITED; CENGAL PRIVATE EQUITY INVESTMENTS IV PLC; SEVENTH PRIVATE EQUITY INVESTMENTS PLC - SEVENTH PRIVATE EQUITY PORTFOLIO IV SUB-FUND; DELVIN SEC LIMITED; DUFF SEC LIMITED; FLURRY SEC LIMITED; MOY SEC LIMITED; RYE SEC LIMITED;**

WBY SEC LTD.; CROWN PREMIUM OPPORTUNISTIC STRATEGIES II S.C.S. SICAV-RAIF; CROWN PREMIUM OPPORTUNISTIC STRATEGIES III S.C.S. SICAV-RAIF; CROWN PREMIUM PRIVATE EQUITY IX MASTER S.C.S. SICAV-RAIF; CROWN PREMIUM PRIVATE EQUITY X MASTER S.C.S. SICAV-RAIF; AS PRIVATE EQUITY S.C.SP. SICAV-RAIF (2026 FUND); CROWN ASIA SECONDARIES S.C.S.; CROWN ASIA-PACIFIC PRIVATE EQUITY V MASTER SCSP; CROWN ASIA-PACIFIC PRIVATE EQUITY VI ALT S.C.SP.; CROWN ASIA-PACIFIC PRIVATE EQUITY VI MASTER S.C.S.; CROWN CLO EQUITY I S.C.SP.; CROWN CO-INVESTMENT OPPORTUNITIES III B S.C.SP.; CROWN DISCOVERY OPPORTUNITIES II S.C.SP.; CROWN GLOBAL OPPORTUNITIES IX MASTER S.C.SP.; CROWN GROWTH OPPORTUNITIES IV SCSP-RAIF (GLOBAL SUB-FUND); CROWN GROWTH OPPORTUNITIES V S.C.SP.; CROWN IMPACT II MASTER S.C.SP.; CROWN SECONDARIES SPECIAL OPPORTUNITIES III B SCSP; CROWN SECONDARY CREDIT MASTER S.C.SP; CS SPECIAL INVESTMENTS S.C.SP.; DELFIN PRIVATE EQUITY S.C.SP.; DW PE EVERGREEN S.C.SP.; ES EVERGREEN SCSP; HP SPECIAL INVESTMENT FUND S.C.SP.; IOOF EVERGREEN S.C.SP.; LGPC SEC S.C.SP.; LGPE SEC S.C.SP.; LGPI SEC S.C.SP.; LGT GLOBAL PRIVATE CREDIT MASTER S.C.SP.; LGT GLOBAL PRIVATE INFRASTRUCTURE MASTER S.C.SP.; LIBERTY PE FUND SCSP SICAV RAIF (2024 SUB-FUND); LMA RE US DIRECT SEC S.C.SP.; NZ SUPER SMA S.C.SP. SICAV-RAIF - 2025 SUB-FUND; PALACE SCA SICAV-RAIF; SAI PRIVATE EQUITY INVESTMENTS II S.C.SP.; SAI PRIVATE EQUITY

INVESTMENTS III S.C.SP.; KVW PEL S.A. SICAV-RAIF; PE1-VAL S.A., SICAV-RAIF; PEYTO II S.A., SICAV-RAIF; PFA PE S.C.SP. SICAV-RAIF; BETA SEC DESIGNATED ACTIVITY COMPANY; BETA SEC II DAC; CARRA SEC LIMITED; CROWN A GENERIX PLC - LGT CROWN DIVERSIFIED TREND SUB FUND; CROWN A GENERIX PLC - LGT CROWN SYSTEMATIC TRADING SUB-FUND; CROWN ALPHA PLC - CROWN FUSION SUB-FUND; CROWN ALPHA PLC - CROWN TRE SUB-FUND; CROWN ALPHA PLC - LGT CROWN ALPHA SUB-FUND; GLYDE SEC LTD.; LGT FUNDS PLATFORM ICAV - CROWN ENDOWMENT ALPHA SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN KK SYSTEMATIC SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN LION SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN LIQUID ALTERNATIVES SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN OPPORTUNISTIC EQUITY HFS SUB-FUND; LGT FUNDS PLATFORM ICAV - CROWN THOR SUB-FUND; LPCRES SEC LIMITED; FUSION PRIVATE DEBT EVERGREEN ILP; LMA PRIVATE DEBT MASTER ILP; LMA PRIVATE EQUITY MASTER ILP; LMA PRIVATE INFRASTRUCTURE MASTER ILP; PKE PRIVATE CREDIT LIMMERN I.L.P.; LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE; LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE EM; LGT PORTFOLIO INVEST SICAV - EQUITY DEFENSIVE**

LIBREMAX OPPORTUNISTIC VALUE MASTER FUND, LP, LIBREMAX PARTNERS, LP,

LIBREMAX PC FUND, LP,

LIBREMAX STRUCTURED INCOME (ECI) MASTER FUND III, LP, LIBREMAX STRUCTURED INCOME OFFSHORE PARTNERS III, LP,

LIBREMAX STRUCTURED INCOME MASTER FUND III, LP,

LIBREMAX STRUCTURED INCOME PARTNERS III , LP, LIBREMAX VALUE MASTER FUND, LTD,

LIBREMAX VALUE OFFSHORE FUND, LTD, LIBREMAX VALUE PARTNERS, LP, TIGERMAX PARTNERS, LP- SERIES A, TIGERMAX PARTNERS, LP- SERIES B
601 LEXINGTON1133 AVENUE, 30th FLOOR OF THE AMERICAS, NEW

YORK, NY 10022
10036, File No. 812-[   ]File No. 812- 15928

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the "*Order*") of the U.S. Securities and Exchange Commission (the "*SEC*") or "*Commission*") under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "*1940 Act*"),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

- ~~LibreMax Asset-Backed Income Fund *("LABIF" or the "Existing Regulated Fund"), a non-diversified, closed-end management investment company registered under the 1940 Act;*~~

- Invesco Private Markets Total Allocation Fund (the "*Fund*"), a Delaware statutory trust, that has declared in its certificate of trust its intention to register as an investment company under the 1940 Act and intends, following such registration, to operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act;

- LGT Capital Partners Ltd., a Swiss exempt reporting adviser (ERA) organized under the laws of Switzerland, on behalf of itself and its successors[2];

- ~~LibreMax~~LGT Capital~~, LLC ("LibreMax"), an~~ Partners (USA) Inc. ("*LGT*"), a Delaware corporation and registered investment adviser ~~registered with the Commission~~ under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*"), on behalf of itself and its successors,~~²and that serves as the investment adviser to LABIF and to each of the Existing Affiliated Funds (as defined below)~~;

- LGT Capital Partners (Ireland) Limited, an Irish investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act, on behalf of itself and its successors;

- LGT Capital Partners (Asia-Pacific) Ltd., a Hong Kong investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act, on behalf of itself and its successors;

- LGT Capital Partners (U.K.) Limited, a UK investment adviser that is a foreign private adviser, on behalf of itself and its successors (together with LGT Capital Partners Ltd., LGT, LGT Capital Partners (Ireland) Limited, and LGT Capital Partners (Asia-Pacific) Ltd., the "*Existing Advisers*");

- Invesco Private Markets Total Allocation TB I, LLC and Invesco Private Markets Total Allocation TB II, LLC (the "*Existing Wholly-Owned Subsidiaries*"), each of which is a

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[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] The term "*successor*" means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

~~² The term "successor" means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.~~

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separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of the Fund; and

- The investment vehiclesentities identified in ScheduleAppendix A hereto, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(11), 3(c)(5) or 3(c)(7) of the 1940 Act (the "***Existing Affiliated Funds***" and,; together with LABIFthe Fund and LibreMaxthe Advisers, the "***Applicants***").[3]

- The relief requested in this application for the Order (the "***Application***") would allow a Regulated Fund[4] and one or more Affiliated Entities[5] to engage in Co-Investment

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[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[4] "***Regulated Fund***" means the Existing Regulated Fund and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (or a series thereof, as applicable) (a) that is an open-end or a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) ofaof a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) ofaof a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "***Joint Venture***" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[5] "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

Transactions[6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as "***Participants***."[7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[8]

II. GENERAL DESCRIPTION OF THE APPLICANTS

A. ~~LibreMax Asset-Backed Income Fund~~

A. The Fund

~~LABIF was organized under the Delaware Statutory Trust Act on June 2, 2025. LABIF is an externally managed, continuously offered, non-diversified~~The Fund is a closed-end management investment company ~~that operates as~~organized as a Delaware statutory trust that has declared in its certificate of trust its intention to register as an investment company under the Act. The fund intends to register as a non-diversified, closed-end management investment company under the Act within 180 days of its first issuance of shares of beneficial interest and, following such registration, to operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act. ~~LABIF intends to qualify and elect to be treated as a regulated investment company (*"RIC"*) under Sub-Chapter M of the Internal Revenue Code of 1986, as amended, and intends to qualify as a RIC in the future. LABIF's principal place of business is 615 East Michigan Street, Milwaukee, Wisconsin 53202.[9]~~

~~LABIF seeks to provide~~The Fund's investment objective is to generate attractive risk-adjusted returns ~~and generate current income. LABIF seeks to achieve~~. In pursuing its investment objective ~~by allocating primarily to a wide array of private asset-backed credit and securitized debt investments. Under normal circumstances, LABIF will invest at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in securities and other investments that LibreMax believes are, at the time of investment, "asset-backed" investments. The board of trustees of LABIF consists of four members, all of whom are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act (the *"LABIF Board"* and together with the board of directors~~

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[6] "***Co-Investment Transaction***" means the acquisition or Disposition ~~(as defined in footnote 18 herein)~~ of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7] "***Adviser***" means ~~LibreMax~~the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with ~~LibreMax~~an Existing Adviser. The term "Adviser" also includes any internally-managed Regulated Fund.

[8] See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[9] The Fund has been organized as a Delaware statutory trust and intends to commence investment operations as a private fund, excluded from the definition of "investment company" under Section 3(c)(7) of the 1940 Act. Prior to the Fund's registration under the 1940 Act, the Fund's investment portfolio will be managed under the direction of the Fund's two initial trustees: Invesco Advisers, Inc. and LGT. In advance of registration under the 1940 Act, the two initial trustees will appoint a board of trustees whose composition is consistent with the requirements under the 1940 Act and resign as trustees. The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

or trustees of any Future Regulated Fund, the *"Board"*).[9], the Fund intends to invest in a broadly diversified portfolio of private asset investments focused on the following asset classes: private equity, private credit, real assets and hedge funds.

B.   LibreMax Capital, LLC

LibreMax is a limited liability company formed in Delaware with its principal place of business at 601 Lexington Avenue, 30th Floor, New York, New York 10022. LibreMax commenced operations as an investment adviser on October 1, 2010 and has been registered with the Commission as an investment adviser under the Advisers Act since March 10, 2011. LibreMax is wholly owned by LibreMax Intermediate Holdings, LP *("LibreMax Holdings")*. GKL Holdings, LLC, a holding company that is majority owned by Greg Lippmann, is the principal underlying owner of LibreMax Holdings.

LibreMax serves as investment manager to LABIF pursuant to an investment advisory agreement and, subject to the oversight of the LABIF Board, directs the investments of LABIF in accordance with its investment objectives, policies and limitations. In addition to LABIF, LibreMax currently provides investment advisory services to privately offered pooled investment funds, non-U.S. private investment funds and separately managed accounts and, in this connection, serves as the investment adviser to each of the Existing Affiliated Funds. Under the terms of an investment advisory agreement with each Existing Affiliated Fund, LibreMax will, among other things, manage the investment portfolio, and direct purchases and sales of portfolio securities.

B.   The Existing Advisers

LGT Capital Partners Ltd., a Swiss entity organized under the laws of Switzerland with its principal office in Pfäffikon, Switzerland, is an investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act (SEC File No. 802-75606) and is regulated by the Swiss Financial Market Supervisory Authority (FINMA). LGT Capital Partners Ltd. is ultimately owned by LGT Group Foundation through a chain of intermediate holding companies, including LGT Holding Denmark ApS, LGT UK Holdings Ltd., and LGT Group Holding Ltd.

LGT Capital Partners (USA) Inc. ("LGT"), a Delaware corporation with its principal office at 1133 Avenue of the Americas, 30th Floor, New York, NY 10036, is an investment adviser registered with the Commission under the Advisers Act (SEC File No. 801-74255). LGT is a wholly-owned subsidiary of LGT Capital Partners Ltd. LGT expects to be appointed as sub-adviser to the Fund pursuant to the terms of a sub-advisory agreement with Invesco Advisers, Inc. prior to registration of the Fund under the 1940 Act. LGT also serves as investment adviser to certain of the Existing Affiliated Funds. Certain employees of foreign affiliates of LGT serve as "associated persons" of LGT within the meaning of Section 202(a)(17) of the Advisers Act.

LGT Capital Partners (Ireland) Limited, an Irish entity, is an investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act (SEC File No. 802-75610) and is regulated by the Central Bank of Ireland. LGT Capital Partners (Ireland) Limited is

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[9] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

an affiliate of LGT Capital Partners Ltd. and serves as investment manager to certain of the Existing Affiliated Funds.

LGT Capital Partners (Asia-Pacific) Ltd., a Hong Kong entity, is an investment adviser that reports to the Commission as an exempt reporting adviser under the Advisers Act (SEC File No. 802-96269) and is regulated by the Hong Kong Securities and Futures Commission. LGT Capital Partners (Asia-Pacific) Ltd. is an affiliate of LGT Capital Partners Ltd. and serves as investment adviser to certain of the Existing Affiliated Funds.

LGT Capital Partners (U.K.) Limited, an entity organized under the laws of England and Wales, is a foreign private adviser and is regulated by the United Kingdom's Financial Conduct Authority (FCA). LGT Capital Partners (U.K.) Limited is an affiliate of LGT Capital Partners Ltd. and serves as investment adviser to certain of the Existing Affiliated Funds.

C.   ~~C.~~   Existing Affiliated Funds

~~The~~Each Existing Affiliated ~~Funds are investment vehicles, each of which~~Fund is a separate and distinct legal entity that, when and if offering its interests to U.S. persons, would be an investment company but for Section 3(c)(1), 3(c)(5) or 3(c)(7) of the ~~1940~~ Act.[10]~~Each Existing Affiliated Fund has a General Partner or Managing Member, each of which is affiliated with LibreMax, with general ultimate responsibility for the management and operations of such Existing Affiliated Fund~~. A complete list of the Existing Affiliated Funds is included in ~~Schedule~~Appendix A ~~hereto. LibreMax serves as~~ [10]

Under the terms of an investment ~~adviser to~~advisory agreement in respect of the Fund and each Existing Affiliated Fund~~.~~, respectively, the Advisers will, among other things, manage or sub-advise the investment portfolio, direct or assist with purchases and sales of portfolio securities and report thereon to the Fund's and the Existing Affiliated Fund's officers and directors/trustees regularly.

III.   ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "***Conditions***"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.   ~~A.~~   Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant

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[10] ~~In the future, an Affiliated Entity may register as an investment company under the 1940 Act and, if so registered, will be considered a Future Regulated Fund for purposes of this application.~~

[10] In the future, an Existing Affiliated Fund may register as an investment company under the Act and, if so registered, will be considered a Regulated Fund for purpose of this application.

with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"[11] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. ~~B.~~ Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end ~~fund or a~~or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~With respect to LibreMax~~All Existing Advisers are under common control of LGT Group Foundation, or are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~LibreMax~~an Existing Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other

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[11] Rule ~~17d-1~~17d-1(c) defines a "'[j]oint enterprise or other joint arrangement or profit-sharing plan'" to include, in relevant part, "'any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company ~~…~~... and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking …."

that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

        C.   ~~C.~~   Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

        1.   ~~1.~~   <u>Same Terms</u>. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the <u>board of directors (the "</u>Board<u>")</u> of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.[12]

        2.   ~~2.~~   <u>Existing Investments in the Issuer</u>. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(~~0~~o) of the 1940 Act,[13] of the Regulated Fund ("***Required Majority***") will take the steps set forth in Section 57(~~t~~f) of the 1940 Act,[14] unless: (i) the Regulated Fund already holds the same security as each such Affiliated

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[12] Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[13] Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of Conditions 2 and 6(b) of this Application, a designated committee of the Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee's decision on each such transaction and the information described in Section 57(~~t~~f)(3) that the committee has recorded with respect to each such transaction, is provided to the ~~full~~entire Board of the Regulated Fund at the Board's next regularly-scheduled meeting.

[14] Section 57(~~t~~f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii)

Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. ~~3.~~ <u>Related Expenses</u>. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[15]

4. ~~4.~~ <u>No Remuneration</u>. Any transaction fee[16] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. ~~5.~~ <u>Co-Investment Policies</u>. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "***Co-Investment Policies***"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[17]

6. ~~6.~~ <u>Dispositions</u>:

---

the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15] Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[16] Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[17] The Affiliated Entities may adopt shared Co-Investment Policies.

(a)   ~~(a)~~   Prior to any Disposition[18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)   ~~(b)~~   Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(~~±~~f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[19]

7.   ~~7.~~   Board Oversight

(a)   ~~(a)~~   Each Regulated Fund's trustees will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b)   ~~(b)~~   Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)   ~~(c)~~   At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d)   ~~(d)~~   Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e)   ~~(e)~~   The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies

---

[18] "**_Disposition_**" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19] "**_Tradable Security_**" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8.   ~~8.~~   Recordkeeping. All information presented to the Board pursuant to the Order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its ~~staff~~Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[20]

9.   ~~9.~~   In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.   STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and ~~Conditions~~conditions set forth in this Application.

A.   ~~A.~~   Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.   ~~B.~~   Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and ~~Conditions~~conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to

---

[20] If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the ~~Co-Investment~~Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V.   PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "***Existing Orders***").[21] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.   PROCEDURAL MATTERS

A.   ~~A.~~   Communications

Please address all communications concerning this Application, the Notice and the Order to:

~~Alyssa M. Bernard, Secretary LibreMax Asset-Backed Income Fund c/o U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, Wisconsin 53202~~
Gregory Davis, Esq.
Ropes & Gray LLP
One Maritime Plaza, Suite 1800
300 Clay Street
San Francisco, CA US 94111
(~~414~~415) ~~516-1681~~315-6327
~~alyssa.bernard@usbank.com~~
gregory.davis@ropesgray.com

---

[21] See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); MidCap Financial Investment Corp et al. (File No. 812-15725), Release No. IC-35540 (April 16, 2025)(notice), Release No. IC-35588 (May 14, 2025) (order); Invesco Dynamic Credit Opportunity Fund, et al. (File No. 812-15781), Release No. IC-35695 (July 29, 2025) (notice), Release No. IC-35726 (August 26, 2025) (order); Gladstone Alternative Income Fund, *et al.* (File No. 812-15806), Release No. IC-35737 (Sept. 4, 2025) (notice), Release No. IC-35773 (Sept. 30, 2025) (order) and Cypress Creek Private Strategies Master Fund, LP, *et al.* (File No. 812-15899), Release No. IC-36074 (April 1, 2026) (notice), Release No. IC-36131 (April 28, 2026) (order).

Christopher Labosky, Esq.
Ropes & Gray LLP
~~Frank Bruttomesso~~Prudential Tower
800 Boylston Street
Boston, MA US 02199-3600
~~General Counsel and Chief Operating Officer LibreMax Capital, LLC~~
~~601 Lexington Avenue, 30th Floor New York, NY 10022~~
(~~212~~617) ~~612-1550~~235-4562
~~fbruttomesso@libremax.com~~Christopher.labosky@ropesgray.com

Please address ~~any questions, and~~ a copy of any communications, concerning this Application, the Notice, and the Order to:

Joanna Gerstner
LGT Capital Partners (USA) Inc.
1133 Avenue of the Americas, New York,
NY 10036
joanna.gerstner@lgtcp.com
~~Nathaniel Segal Vedder Price P.C.~~
~~222 North LaSalle Street Chicago, Illinois 60601~~
~~(312) 609-7747~~
~~nsegal@vedder.com~~

~~Deborah Bielicke Eades Vedder Price P.C.~~
~~222 North LaSalle Street Chicago, Illinois 60601~~
~~(312) 609-7661~~
~~deades@vedder.com~~

B.   ~~B.~~   Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of ~~each Existing Regulated~~Trustees of the Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of ~~an operating~~a trust agreement, ~~management~~advisory agreement or otherwise; and that all actions by ~~members~~trustees, directors, ~~trustees,~~ or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on ~~May 12~~the 8th day of July, 2026.


~~LIBREMAX ASSET-BACKED INCOME~~**INVESCO PRIVATE MARKETS TOTAL ALLOCATION FUND**

By: ~~/s/ Benjamin J. Eirich~~Invesco Advisers, Inc.,
Title: Trustee

By: /s/ Sean Ryan
Name: Sean Ryan
Title: Assistant Secretary

INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB I, LLC

By: /s/ Sean Ryan
Name: Sean Ryan
Title: Authorized Signatory

INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB II, LLC

By: /s/ Sean Ryan
Name: Sean Ryan
Title: Authorized Signatory

LGT CAPITAL PARTNERS (USA) INC.

By: /s/ David Andryc
Name: ~~Benjamin J. Eirich~~   David Andryc
Title: President


~~BADGERMAX PARTNERS, LP~~
~~/s/ Frank Bruttomesso~~
                         By: ~~LibreMax GP, LLC, its general partner~~ /s/ Joanna Gerstner
~~By: LibreMax Parent, GP, LLC, as managing member of~~
~~LibreMax GP, LLC~~
~~LIBREMAX CORE OFFSHORE FUND, LTD~~
~~/s/ Frank Bruttomesso~~
~~By: LibreMax Capital, LLC, its investment manager~~
~~LIBREMAX DISLOCATION FUND II, LP~~
~~/s/ Frank Bruttomesso~~
~~By: LibreMax Dislocation Fund GP, LLC, its general partner~~
~~By: LibreMax GP, LLC, as managing member of LibreMax Dislocation Fund GP, LLC~~
~~By: LibreMax Parent GP, LLC, as managing member ofLibreMax GP,LLC~~

LIBREMAX DISLOCATION MASTER FUND II, LP
/s/ Frank Bruttomesso
By: LibreMax Dislocation Fund GP, LLC, its general partner By: LibreMax GP, LLC, as managing member of LibreMax Dislocation Fund GP, LLC
By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC
LIBREMAX E VALUE OFFSHORE FUND, LTD
/s/ Frank Bruttomesso
By: LibreMax Capital, LLC, its investment manager
LIBREMAX CAPITAL, LLC

By: */s/* Frank Bruttomesso Name: Frank Bruttomesso   Joanna Gerstner

Title: General Counsel and Chief OperatingCompliance Officer and Secretary

LGT CAPITAL PARTNERS LTD.

By: /s/ Konrad Bächinger
Name: Konrad Bächinger
Title: Director

By: /s/ Anton Koch
Name: Anton Koch
Title: Authorized Signatory

LGT CAPITAL PARTNERS (IRELAND) LIMITED

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Alternate Director

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Authorized Signatory

LGT CAPITAL PARTNERS (ASIA-PACIFIC) LTD.
LGT CAPITAL PARTNERS (U.K.) LIMITED

By: /s/ Werner von Baum
Name: Werner von Baum
Title: Director

By: /s/ Roberto Paganoni
Name: Roberto Paganoni
Title: Director

Existing Affiliated Funds

ALPINA SMRS HYBRID, L.P. (SERIES A)
ALPINA SMRS HYBRID, L.P. (SERIES B)
~~**LIBREMAX CORE FUND**~~**FONDA II**, LP
LA SOLUTIONS I LP (SERIES A)
LA SOLUTIONS I LP (SERIES B)

~~*/s/* Frank Bruttomesso~~

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Celia Zacharias
~~By: LibreMax Parent, GP, LLC, as managing member of LibreMax GP, LLC~~
Name: Celia Zacharias
Title: Manager of General Partners

By: /s/ David Andryc
Name: David Andryc
Title: Manager of General Partners

    EUBA S.À R.L.

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

RAIDEN GLOBAL ICAV (2026 FUND)
RAIDEN GLOBAL ICAV (OVERFLOW FUND)
RAIDEN GLOBAL ICAV (SELECT 2025 FUND)

By: /s/ Desmond Tobin
Name: Desmond Tobin
Title: Director

By: /s/ David Howley
Name: David Howley
Title: Director

RAIDEN GLOBAL PRIVATE DEBT I.L.P. (2026 PRIVATE DEBT FUND)

By: /s/ Desmond Tobin
Name: Desmond Tobin
Title: Director

By: /s/ David Howley

Name: David Howley
Title: Director

LGWP LTD.

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director

By:/s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

AETERNUM S.A. SICAV-FIS

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director

By: /s/ Anja-Isabel Bohnen
Name: Anja-Isabel Bohnen
Title: Director

BASSANO SEC LTD.

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

BLACK SEC II LLC - SERIES D

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director of General Partners

By: /s/ Kevin O'Sullivan
Name: Kevin O'Sullivan
Title: Director of General Partners

CROWN ALTERNATIVE INVESTMENTS SPC - CROWN FALCON SEGREGATED PORTFOLIO

CROWN ALTERNATIVE INVESTMENTS SPC - CROWN HURON SEGREGATED PORTFOLIO
CROWN PHOENIX SPC - CROWN EFFICIENT TREND SEGREGATED PORTFOLIO
CROWN PHOENIX SPC - CROWN LAC SEGREGATED PORTFOLIO

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

By: /s/ Hans Markvoort
Name: Hans Markvoort
Title: Director

ADLER III LP

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director of General Partners

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director of General Partners

ELDE SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

~~LIBREMAX DISLOCATION~~GPE FUND~~,~~ 3 LP

/s/ ~~Frank Bruttomesso~~

By: ~~LibreMax Dislocation Fund GP, LLC, its general partner~~
       /s/ Alison Lomax
Name: Alison Lomax
Title: Director of General Partners

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director of General Partners

HASE SEC S.C.SP.

By: ~~LibreMax GP, LLC, its managing member~~ /s/ Olivier Ries

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~

Name: Olivier Ries

Title: Director of General Partners

~~LIBREMAX DISLOCATION MASTER FUND, LP~~

~~*/s/* Frank Bruttomesso~~

~~By: LibreMax Dislocation Fund GP, LLC, its general partner~~

~~By: LibreMax GP, LLC, as managing member of LibreMax Dislocation Fund GP, LLC~~

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~

~~LIBREMAX E VALUE MASTER FUND, LTD~~

~~*/s/* Frank Bruttomesso~~

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Pietro Longo

Name: Pietro Longo

Title: Director of General Partners

JADE SEC S.C.SP.

~~LIBREMAX MASTER FUND, LTD~~

~~*/s/* Frank Bruttomesso~~

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Olivier Ries

Name: Olivier Ries

Title: Director of General Partners

~~LIBREMAX OC MASTER FUND, LTD~~

~~*/s/* Frank Bruttomesso~~

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Pietro Longo

Name: Pietro Longo

Title: Director of General Partners

KALLE SEC S.C.S.

~~LIBREMAX OC OFFSHORE FUND, LTD~~

~~*/s/* Frank Bruttomesso~~

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Olivier Ries

Name: Olivier Ries

Title: Director of General Partners

~~LIBREMAX OPPORTUNISTIC VALUE MASTER FUND,LP~~

/s/ Frank Bruttomesso

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Hans Markvoort

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~

Name: Hans Markvoort

Title: Director

~~LIBREMAX PC FUND, LP~~

KKPE I 2025 S.C.SP.

/s/ ~~Frank Bruttomesso~~

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Olivier Ries

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~

Name: Olivier Ries

Title: Director of General Partners

~~LIBREMAX STRUCTURED INCOME OFFSHORE PARTNERS III, LP~~

/s/ ~~Frank Bruttomesso~~

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Pietro Longo

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~

Name: Pietro Longo

Title: Director of General Partners

LPES SEC S.C.SP.

~~LIBREMAX STRUCTURED INCOME PARTNERS III, LP~~

/s/ ~~Frank Bruttomesso~~

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Olivier Ries

Name: Olivier Ries

Title: Director of General Partners

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~
~~LIBREMAX OC OFFSHORE FUND, LTD~~

/s/ ~~Frank Bruttomesso~~

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Pietro Longo

Name: Pietro Longo

Title: Director of General Partners

LPIS SEC S.C.SP.

~~LIBREMAX OPPORTUNISTIC VALUE FUND, LP~~

/s/ ~~Frank Bruttomesso~~

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Olivier Ries

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~

Name: Olivier Ries

Title: Director of General Partners

LIBREMAX PARTNERS, LP

Isl Frank Bruttomesso

By: LibreMax GP, LLC, its general partner /s/ Pietro Longo

By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

Name: Pietro Longo

Title: Director of General Partners

LIBREMAX STRUCTURED INCOME (ECI) MASTER FUND III, LP

MULDE SEC S.C.S.

Isl Frank Bruttomesso

By: LibreMax Structured Opportunities (ECI) GP, LLC, its general partner

By: LibreMax Capital, LLC, as managing member of LibreMax Structured Opportunities (ECI) GP, LLC

LIBREMAX STRUCTURED INCOME MASTER FUND III, LP

Isl Frank Bruttomesso

By: LibreMax Structured Opportunities GP, LLC, its general partner /s/ Olivier Ries

Name: Olivier Ries

Title: Director of General Partners

By: /s/ Pietro Longo

Name: Pietro Longo

Title: Director of General Partners

NAAB SEC S.C.SP.

By: /s/ Olivier Ries

Name: Olivier Ries

Title: Director of General Partners

By: /s/ Pietro Longo

Name: Pietro Longo

Title: Director of General Partners

PE PC A S.C.SP.

By: /s/ Olivier Ries

Name: Olivier Ries

Title: Director of General Partners

By: /s/ Hans Markvoort

Name: Hans Markvoort

Title: Director

REMS SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

TAUBER SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

THUNE SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Hans Markvoort
Name: Hans Markvoort
Title: Director

CORRIB SEC LIMITED

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

CENGAL PRIVATE EQUITY INVESTMENTS IV PLC

By: /s/ David Howley
Name: David Howley
Title: Director

By: /s/ Kathryn O'Driscoll
Name: Kathryn O'Driscoll
Title: Director

SEVENTH PRIVATE EQUITY INVESTMENTS PLC - SEVENTH PRIVATE EQUITY PORTFOLIO IV SUB-FUND

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Kathryn O'Driscoll
Name: Kathryn O'Driscoll
Title: Director

DELVIN SEC LIMITED
DUFF SEC LIMITED
FLURRY SEC LIMITED
RYE SEC LIMITED
WBY SEC LTD.

By: /s/ Iain Hall
Name: Iain Hall
Title: Director

By: /s/ Roy Riley
Name: Roy Riley
Title: Director

MOY SEC LIMITED

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Roy Riley
Name: Roy Riley
Title: Director

CROWN PREMIUM OPPORTUNISTIC STRATEGIES II S.C.S. SICAV-RAIF
CROWN PREMIUM OPPORTUNISTIC STRATEGIES III S.C.S. SICAV-RAIF
CROWN PREMIUM PRIVATE EQUITY IX MASTER S.C.S. SICAV-RAIF

CROWN PREMIUM PRIVATE EQUITY X MASTER S.C.S. SICAV-RAIF
AS PRIVATE EQUITY S.C.SP. SICAV-RAIF (2026 FUND)
CROWN ASIA SECONDARIES S.C.S.
CROWN ASIA-PACIFIC PRIVATE EQUITY V MASTER SCSP
CROWN ASIA-PACIFIC PRIVATE EQUITY VI ALT S.C.SP.
CROWN ASIA-PACIFIC PRIVATE EQUITY VI MASTER S.C.S.
CROWN CLO EQUITY I S.C.SP.
CROWN CO-INVESTMENT OPPORTUNITIES III B S.C.SP.
CROWN DISCOVERY OPPORTUNITIES II S.C.SP.
CROWN GLOBAL OPPORTUNITIES IX MASTER S.C.SP.
CROWN GROWTH OPPORTUNITIES IV SCSP-RAIF (GLOBAL SUB-FUND)
CROWN GROWTH OPPORTUNITIES V S.C.SP.
CROWN IMPACT II MASTER S.C.SP.
CROWN SECONDARIES SPECIAL OPPORTUNITIES III B SCSP
CROWN SECONDARY CREDIT MASTER S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director of General Partners

CS SPECIAL INVESTMENTS S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Robert Schlachter
Name: Robert Schlachter
Title: Director of the General Partners

DELFIN PRIVATE EQUITY S.C.SP.
DW PE EVERGREEN S.C.SP.
ES EVERGREEN SCSP
HP SPECIAL INVESTMENT FUND S.C.SP.
IOOF EVERGREEN S.C.SP.

LGPC SEC S.C.SP.
LGPE SEC S.C.SP.
LGPI SEC S.C.SP.
LGT GLOBAL PRIVATE CREDIT MASTER S.C.SP.
LGT GLOBAL PRIVATE INFRASTRUCTURE MASTER S.C.SP.
LIBERTY PE FUND SCSP SICAV RAIF (2024 SUB-FUND)
LMA RE US DIRECT SEC S.C.SP.
NZ SUPER SMA S.C.SP. SICAV-RAIF - 2025 SUB-FUND
PALACE SCA SICAV-RAIF
SAI PRIVATE EQUITY INVESTMENTS II S.C.SP.
SAI PRIVATE EQUITY INVESTMENTS III S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director of General Partners

KVW PEL S.A. SICAV-RAIF
PE1-VAL S.A., SICAV-RAIF
PEYTO II S.A., SICAV-RAIF
PFA PE S.C.SP. SICAV-RAIF

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director of General Partners

BETA SEC DESIGNATED ACTIVITY COMPANY
BETA SEC II DAC
CARRA SEC LIMITED

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

CROWN A GENERIX PLC - LGT CROWN DIVERSIFIED TREND SUB FUND
CROWN A GENERIX PLC - LGT CROWN SYSTEMATIC TRADING SUB-FUND

By: ~~LibreMax GP, LLC as managing member~~ /s/ Kathryn O'Driscoll
~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~
Name: Kathryn O'Driscoll
Title: Director

~~LIBREMAX VALUE MASTER FUND, LTD~~
By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

CROWN ALPHA PLC - CROWN FUSION SUB-FUND
CROWN ALPHA PLC - CROWN TRE SUB-FUND
CROWN ALPHA PLC - LGT CROWN ALPHA SUB-FUND
~~*/s/* Frank Bruttomesso~~
By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Frank Sheedy
~~LIBREMAX VALUE OFFSHORE FUND, LTD~~
~~*/s/*~~Name: Frank ~~Bruttomesso~~Sheedy
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

GLYDE SEC LTD.

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

~~TIGERMAX PARTNERS, LP - SERIES A~~
LGT FUNDS PLATFORM ICAV - CROWN ENDOWMENT ALPHA SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN KK SYSTEMATIC SUB-FUND

LGT FUNDS PLATFORM ICAV - CROWN LION SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN LIQUID ALTERNATIVES SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN OPPORTUNISTIC EQUITY HFS SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN THOR SUB-FUND

/s/ Frank Bruttomesso

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Kathryn O'Driscoll
~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~
Name: Kathryn O'Driscoll
Title: Director

LIBREMAX VALUE PARTNERS, LP
By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

LPCRES SEC LIMITED

/s/ Frank Bruttomesso

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Ronan O'Dea
~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~
Name: Ronan O'Dea
Title: Director

TIGERMAX PARTNERS, LP - SERIES B
By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

FUSION PRIVATE DEBT EVERGREEN ILP

/s/ Frank Bruttomesso

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Kevin O'Sullivan
~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~
Name: Kevin O'Sullivan
Title: Director of General Partners

By: /s/ Michael Tonner
Name: Michael Tonner
Title: Director of General Partners

~~VERIFICATION~~

LMA PRIVATE DEBT MASTER ILP
LMA PRIVATE EQUITY MASTER ILP
LMA PRIVATE INFRASTRUCTURE MASTER ILP

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director of General Partners

By: /s/ Michael Tonner
Name: Michael Tonner
Title: Director of General Partners

PKE PRIVATE CREDIT LIMMERN I.L.P.

By: /s/ Kevin O'Sullivan
Name: Kevin O'Sullivan
Title: Director of General Partners

By: /s/ Michael Tonner
Name: Michael Tonner
Title: Director of General Partners

LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE
LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE EM
LGT PORTFOLIO INVEST SICAV - EQUITY DEFENSIVE

By: /s/ Thomas Weber
Name: Thomas Weber
Title: Director

By: /s/ Pierre-André Wirth
Name: Pierre-André Wirth
Title: Director

Verification of Statement of Facts and Application
pursuant to Rule 17d-1 under the Investment Company Act of 1940
for an Order of the Commission

~~Each of the~~The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated ~~May 12~~July 8, 2026, for and on behalf of the ~~entities listed below;~~Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all ~~action by~~actions by the stockholders, trustees, directors, ~~officers, stockholders, general partners, trustees or members of each entity and any other body~~and other bodies necessary to authorize the undersigned to execute and file such Application ~~has~~have been taken. ~~Each of the~~The undersigned further ~~states~~says that he or she is familiar with ~~such~~the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

~~LIBREMAX ASSET-BACKED INCOME~~INVESCO PRIVATE MARKETS TOTAL ALLOCATION FUND

By: ~~/s/ Benjamin J. Eirich~~Invesco Advisers, Inc.,
Title: Trustee

By: /s/ Sean Ryan
Name: Sean Ryan
Title: Assistant Secretary

INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB I, LLC

By: /s/ Sean Ryan
Name: Sean Ryan
Title: Authorized Signatory

INVESCO PRIVATE MARKETS TOTAL ALLOCATION TB II, LLC

By: /s/ Sean Ryan
Name: Sean Ryan
Title: Authorized Signatory

LGT CAPITAL PARTNERS (USA) INC.

By: /s/ David Andryc
Name: ~~Benjamin J. Eirich~~   David Andryc
Title: President

BADGERMAX PARTNERS, LP

Isl Frank Bruttomesso

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Joanna Gerstner

By: LibreMax Parent, GP, LLC, as managing member of LibreMax GP, LLC

LIBREMAX CORE OFFSHORE FUND, LTD

Isl Frank Bruttomesso

By: LibreMax Capital, LLC, its investment manager

LIBREMAX DISLOCATION FUND II, LP

Isl Frank Bruttomesso

By: LibreMax Dislocation Fund GP, LLC, its general partner By: LibreMax GP, LLC, as managing member of LibreMax Dislocation Fund GP, LLC

By: LibreMax Parent GP, LLC, as managing member ofLibreMax GP,LLC

LIBREMAX CAPITAL, LLC

By: ~~*Isl* Frank Bruttomesso~~ Name: ~~Frank Bruttomesso~~ Joanna Gerstner

Title: ~~General Counsel and~~ Chief ~~Operating~~Compliance Officer and Secretary

LGT CAPITAL PARTNERS LTD.

By: /s/ Konrad Bächinger

Name: Konrad Bächinger

Title: Director

By: /s/ Anton Koch

Name: Anton Koch

Title: Authorized Signatory

LGT CAPITAL PARTNERS (IRELAND) LIMITED

By: /s/ Frank Sheedy

Name: Frank Sheedy

Title: Alternate Director

By: /s/ Ronan O'Dea

Name: Ronan O'Dea

Title: Authorized Signatory

LGT CAPITAL PARTNERS (ASIA-PACIFIC) LTD.
LGT CAPITAL PARTNERS (U.K.) LIMITED

By: /s/ Werner von Baum

Name: Werner von Baum

Title: Director

By: /s/ Roberto Paganoni

Name: Roberto Paganoni

Title: Director

Existing Affiliated Funds

ALPINA SMRS HYBRID, L.P. (SERIES A)
ALPINA SMRS HYBRID, L.P. (SERIES B)
FONDA II, LP
LA SOLUTIONS I LP (SERIES A)
LA SOLUTIONS I LP (SERIES B)

By: /s/ Celia Zacharias

Name: Celia Zacharias

Title: Manager of General Partners

By: /s/ David Andryc

Name: David Andryc

Title: Manager of General Partners

EUBA S.À R.L.

By: /s/ Pietro Longo

Name: Pietro Longo

Title: Director of General Partners

By: /s/ Olivier Ries

Name: Olivier Ries

Title: Director of General Partners

RAIDEN GLOBAL ICAV (2026 FUND)
RAIDEN GLOBAL ICAV (OVERFLOW FUND)
RAIDEN GLOBAL ICAV (SELECT 2025 FUND)

By: /s/ Desmond Tobin

Name: Desmond Tobin

Title: Director

By: /s/ David Howley

Name: David Howley

Title: Director

RAIDEN GLOBAL PRIVATE DEBT I.L.P. (2026 PRIVATE DEBT FUND)

By: /s/ Desmond Tobin

Name: Desmond Tobin
Title: Director

By: /s/ David Howley
Name: David Howley
Title: Director

LGWP LTD.

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director

By:/s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

AETERNUM S.A. SICAV-FIS

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director

By: /s/ Anja-Isabel Bohnen
Name: Anja-Isabel Bohnen
Title: Director

BASSANO SEC LTD.

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

BLACK SEC II LLC - SERIES D

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director of General Partners

By: /s/ Kevin O'Sullivan
Name: Kevin O'Sullivan
Title: Director of General Partners

CROWN ALTERNATIVE INVESTMENTS SPC - CROWN FALCON SEGREGATED PORTFOLIO
CROWN ALTERNATIVE INVESTMENTS SPC - CROWN HURON SEGREGATED PORTFOLIO
CROWN PHOENIX SPC - CROWN EFFICIENT TREND SEGREGATED PORTFOLIO
CROWN PHOENIX SPC - CROWN LAC SEGREGATED PORTFOLIO

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

By: /s/ Hans Markvoort
Name: Hans Markvoort
Title: Director

ADLER III LP

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director of General Partners

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director of General Partners

ELDE SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

~~LIBREMAX CORE~~GPE FUND~~,~~ 3 LP

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director of General Partners
Isl ~~Frank Bruttomesso~~
By: /s/ Darren Stainrod
Name: Darren Stainrod

Title: Director of General Partners

HASE SEC S.C.SP.

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Olivier Ries
~~By: LibreMax Parent, GP, LLC, as managing member of LibreMax GP, LLC~~
Name: Olivier Ries
Title: Director of General Partners

~~**LIBREMAX DISLOCATION FUND, LP**~~
~~*Isl* Frank Bruttomesso~~
~~By: LibreMax Dislocation Fund GP, LLC, its general partner~~
By: ~~LibreMax GP, LLC, its managing member~~ /s/ Pietro Longo
~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~
Name: Pietro Longo
Title: Director of General Partners

~~**LIBREMAX DISLOCATION MASTER FUND, LP**~~
JADE SEC S.C.SP.

~~*Isl* Frank Bruttomesso~~
~~By: LibreMax Dislocation Fund GP, LLC, its general partner~~
~~By: LibreMax GP, LLC, as managing member ofLibreMax Dislocation Fund GP, LLC~~
~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~
~~**LIBREMAX DISLOCATION MASTER FUND II, LP**~~
~~*Isl* Frank Bruttomesso~~
~~By: LibreMax Dislocation Fund GP, LLC, its general partner By: LibreMax GP, LLC, as managing member of LibreMax Dislocation Fund GP, LLC~~
~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~
~~**LIBREMAX E VALUE OFFSHORE FUND, LTD**~~
~~*Isl* Frank Bruttomesso~~

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

~~**LIBREMAX OC MASTER FUND, LTD**~~
~~*Isl* Frank Bruttomesso~~

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

KALLE SEC S.C.S.

~~**LIBREMAX OC OFFSHORE FUND, LTD**~~

/s/ ~~Frank Bruttomesso~~

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Olivier Ries

Name: Olivier Ries

Title: Director of General Partners

~~LIBREMAX OPPORTUNISTIC VALUE MASTER FUND, LP~~

/s/ ~~Frank Bruttomesso~~

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Hans Markvoort

Name: Hans Markvoort

Title: Director of General Partners

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~

~~LIBREMAX PC FUND, LP~~

KKPE I 2025 S.C.SP.

/s/ ~~Frank Bruttomesso~~

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Olivier Ries

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~

Name: Olivier Ries

Title: Director of General Partners

~~LIBREMAX E VALUE MASTER FUND, LTD~~

/s/ ~~Frank Bruttomesso~~

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Pietro Longo

Name: Pietro Longo

Title: Director of General Partners

LPES SEC S.C.SP.

~~LIBREMAX MASTER FUND, LTD~~

/s/ ~~Frank Bruttomesso~~

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Olivier Ries

Name: Olivier Ries

Title: Director of General Partners

~~LIBREMAX OC OFFSHORE FUND, LTD~~

/s/ ~~Frank Bruttomesso~~

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Pietro Longo

Name: Pietro Longo

Title: Director of General Partners

LPIS SEC S.C.SP.

LIBREMAX OPPORTUNISTIC VALUE FUND, LP

~~*/s/* Frank Bruttomesso~~

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Olivier Ries

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~

Name: Olivier Ries

Title: Director of General Partners

LIBREMAX PARTNERS, LP

~~*/s/* Frank Bruttomesso~~

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Pietro Longo

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~

Name: Pietro Longo

Title: Director of General Partners

~~**LIBREMAX STRUCTURED INCOME (ECI) MASTER FUND III, LP**~~

MULDE SEC S.C.S.

~~*/s/* Frank Bruttomesso~~

~~By: LibreMax Structured Opportunities (ECI) GP, LLC, its general partner~~

~~By: LibreMax Capital, LLC, as managing member of LibreMax Structured Opportunities (ECI) GP, LLC~~

~~**LIBREMAX STRUCTURED INCOME OFFSHORE PARTNERS III, LP**~~

~~*/s/* Frank Bruttomesso~~

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Olivier Ries

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~

Name: Olivier Ries

Title: Director of General Partners

LIBREMAX STRUCTURED INCOME PARTNERS III, LP

~~*/s/* Frank Bruttomesso~~

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Pietro Longo

~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~

Name: Pietro Longo

Title: Director of General Partners

~~**LIBREMAX VALUE OFFSHORE FUND, LTD**~~

NAAB SEC S.C.SP.

~~*/s/* Frank Bruttomesso~~

By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Olivier Ries

Name: Olivier Ries

Title: Director of General Partners

TIGERMAX PARTNERS, LP - SERIES A

Isl Frank Bruttomesso

By: LibreMax GP, LLC, its general partner /s/ Pietro Longo

By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC

Name: Pietro Longo
Title: Director of General Partners

LIBREMAX STRUCTURED INCOME MASTER FUND III, LP
PE PC A S.C.SP.

Isl Frank Bruttomesso

By: LibreMax Structured Opportunities GP, LLC, its general partner /s/ Olivier Ries

Name: Olivier Ries
Title: Director of General Partners

By: /s/ Hans Markvoort
Name: Hans Markvoort
Title: Director of General Partners

REMS SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

TAUBER SEC S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Pietro Longo
Name: Pietro Longo
Title: Director of General Partners

THUNE SEC S.C.S.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Hans Markvoort

Name: Hans Markvoort
Title: Director

CORRIB SEC LIMITED

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

CENGAL PRIVATE EQUITY INVESTMENTS IV PLC

By: /s/ David Howley
Name: David Howley
Title: Director

By: /s/ Kathryn O'Driscoll
Name: Kathryn O'Driscoll
Title: Director

SEVENTH PRIVATE EQUITY INVESTMENTS PLC - SEVENTH PRIVATE EQUITY PORTFOLIO IV SUB-FUND

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Kathryn O'Driscoll
Name: Kathryn O'Driscoll
Title: Director

DELVIN SEC LIMITED
DUFF SEC LIMITED
FLURRY SEC LIMITED
RYE SEC LIMITED
WBY SEC LTD.

By: /s/ Iain Hall
Name: Iain Hall
Title: Director

By: /s/ Roy Riley

Name: Roy Riley
Title: Director

MOY SEC LIMITED

By: /s/ Frank Sheedy
Name: Frank Sheedy
Title: Director

By: /s/ Roy Riley
Name: Roy Riley
Title: Director

CROWN PREMIUM OPPORTUNISTIC STRATEGIES II S.C.S. SICAV-RAIF
CROWN PREMIUM OPPORTUNISTIC STRATEGIES III S.C.S. SICAV-RAIF
CROWN PREMIUM PRIVATE EQUITY IX MASTER S.C.S. SICAV-RAIF
CROWN PREMIUM PRIVATE EQUITY X MASTER S.C.S. SICAV-RAIF
AS PRIVATE EQUITY S.C.SP. SICAV-RAIF (2026 FUND)
CROWN ASIA SECONDARIES S.C.S.
CROWN ASIA-PACIFIC PRIVATE EQUITY V MASTER SCSP
CROWN ASIA-PACIFIC PRIVATE EQUITY VI ALT S.C.SP.
CROWN ASIA-PACIFIC PRIVATE EQUITY VI MASTER S.C.S.
CROWN CLO EQUITY I S.C.SP.
CROWN CO-INVESTMENT OPPORTUNITIES III B S.C.SP.
CROWN DISCOVERY OPPORTUNITIES II S.C.SP.
CROWN GLOBAL OPPORTUNITIES IX MASTER S.C.SP.
CROWN GROWTH OPPORTUNITIES IV SCSP-RAIF (GLOBAL SUB-FUND)
CROWN GROWTH OPPORTUNITIES V S.C.SP.
CROWN IMPACT II MASTER S.C.SP.
CROWN SECONDARIES SPECIAL OPPORTUNITIES III B SCSP
CROWN SECONDARY CREDIT MASTER S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director of General Partners

CS SPECIAL INVESTMENTS S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Robert Schlachter
Name: Robert Schlachter
Title: Director of General Partners

DELFIN PRIVATE EQUITY S.C.SP.
DW PE EVERGREEN S.C.SP.
ES EVERGREEN SCSP
HP SPECIAL INVESTMENT FUND S.C.SP.
IOOF EVERGREEN S.C.SP.
LGPC SEC S.C.SP.
LGPE SEC S.C.SP.
LGPI SEC S.C.SP.
LGT GLOBAL PRIVATE CREDIT MASTER S.C.SP.
LGT GLOBAL PRIVATE INFRASTRUCTURE MASTER S.C.SP.
LIBERTY PE FUND SCSP SICAV RAIF (2024 SUB-FUND)
LMA RE US DIRECT SEC S.C.SP.
NZ SUPER SMA S.C.SP. SICAV-RAIF - 2025 SUB-FUND
PALACE SCA SICAV-RAIF
SAI PRIVATE EQUITY INVESTMENTS II S.C.SP.
SAI PRIVATE EQUITY INVESTMENTS III S.C.SP.

By: /s/ Olivier Ries
Name: Olivier Ries
Title: Director of General Partners

By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director of General Partners

KVW PEL S.A. SICAV-RAIF
PE1-VAL S.A., SICAV-RAIF
PEYTO II S.A., SICAV-RAIF
PFA PE S.C.SP. SICAV-RAIF

By: /s/ Olivier Ries

Name: Olivier Ries
Title: Director

By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director

BETA SEC DESIGNATED ACTIVITY COMPANY
BETA SEC II DAC
CARRA SEC LIMITED

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

CROWN A GENERIX PLC - LGT CROWN DIVERSIFIED TREND SUB FUND
CROWN A GENERIX PLC - LGT CROWN SYSTEMATIC TRADING SUB-FUND

By: ~~LibreMax GP, LLC as managing member~~ /s/ Kathryn O'Driscoll
~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~
Name: Kathryn O'Driscoll
Title: Director

~~**LIBREMAX VALUE MASTER FUND, LTD**~~
By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

CROWN ALPHA PLC - CROWN FUSION SUB-FUND
CROWN ALPHA PLC - CROWN TRE SUB-FUND
CROWN ALPHA PLC - LGT CROWN ALPHA SUB-FUND

~~*/s/* Frank Bruttomesso~~
By: ~~LibreMax Capital, LLC, its investment manager~~ /s/ Frank Sheedy
~~**LIBREMAX VALUE PARTNERS, LP**~~
~~*/s/*~~Name: Frank ~~Bruttomesso~~Sheedy
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

GLYDE SEC LTD.

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Ronan O'Dea
~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~
Name: Ronan O'Dea
Title: Director

~~**TIGERMAX PARTNERS, LP - SERIES B**~~

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

LGT FUNDS PLATFORM ICAV - CROWN ENDOWMENT ALPHA SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN KK SYSTEMATIC SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN LION SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN LIQUID ALTERNATIVES SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN OPPORTUNISTIC EQUITY HFS SUB-FUND
LGT FUNDS PLATFORM ICAV - CROWN THOR SUB-FUND

~~Isl~~ ~~Frank Bruttomesso~~

By: ~~LibreMax GP, LLC, its general partner~~ /s/ Kathryn O'Driscoll
~~By: LibreMax Parent GP, LLC, as managing member of LibreMax GP, LLC~~
Name: Kathryn O'Driscoll
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

LPCRES SEC LIMITED

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director

By: /s/ Sivakumar Sethuraman
Name: Sivakumar Sethuraman
Title: Director

FUSION PRIVATE DEBT EVERGREEN ILP

By: /s/ Kevin O'Sullivan
Name: Kevin O'Sullivan
Title: Director of General Partners

By: /s/ Michael Tonner
Name: Michael Tonner
Title: Director of General Partners

LMA PRIVATE DEBT MASTER ILP
LMA PRIVATE EQUITY MASTER ILP
LMA PRIVATE INFRASTRUCTURE MASTER ILP

By: /s/ Ronan O'Dea
Name: Ronan O'Dea
Title: Director of General Partners

By: /s/ Michael Tonner
Name: Michael Tonner
Title: Director of General Partners

PKE PRIVATE CREDIT LIMMERN I.L.P.

By: /s/ Kevin O'Sullivan
Name: Kevin O'Sullivan
Title: Director of General Partners

By: /s/ Michael Tonner
Name: Michael Tonner
Title: Director of General Partners

LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE
LGT PORTFOLIO INVEST SICAV - EQUITY ACTIVE EM
LGT PORTFOLIO INVEST SICAV - EQUITY DEFENSIVE

By: /s/ Thomas Weber
Name: Thomas Weber
Title: Director

By: /s/ Pierre-André Wirth
Name: Pierre-André Wirth

Title: Director

~~Schedule~~Appendix A

Below is a list of the Existing Affiliated Funds. All such Existing Affiliated Funds are advised by the corresponding Adviser.

Existing Affiliated Funds	Adviser
Adler III LP	LGT Capital Partners (Ireland) Limited
Aeternum S.A. SICAV-FIS	LGT Capital Partners (Ireland) Limited
Alpina SMRS Hybrid, L.P. (Series A)	LGT Capital Partners (USA) Inc.
Alpina SMRS Hybrid, L.P. (Series B)	LGT Capital Partners (USA) Inc.
AS Private Equity S.C.Sp. SICAV-RAIF (2026 Fund)	LGT Capital Partners (Ireland) Limited
Bassano SEC Ltd.	LGT Capital Partners Ltd.[*]
Beta SEC Designated Activity Company	LGT Capital Partners (Ireland) Limited
BETA SEC II DAC	LGT Capital Partners (U.K.) Limited
Black Sec II LLC - Series D	LGT Capital Partners Ltd.[*]
Carra SEC Limited	LGT Capital Partners (U.K.) Limited
CENGAL Private Equity Investments IV PLC	LGT Capital Partners (Ireland) Limited
Corrib SEC Limited	LGT Capital Partners Ltd.[*]
Crown A GENERIX plc - LGT Crown Diversified Trend Sub Fund	LGT Capital Partners Ltd.
Crown A GENERIX plc - LGT Crown Systematic Trading Sub-Fund	LGT Capital Partners Ltd.
Crown Alpha plc - Crown Fusion Sub-Fund	LGT Capital Partners Ltd.

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[*] The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser
Crown Alpha plc - Crown Tre Sub-Fund	LGT Capital Partners Ltd.
Crown Alpha plc - LGT Crown Alpha Sub-Fund	LGT Capital Partners Ltd.
Crown Alternative Investments SPC - Crown Falcon Segregated Portfolio	LGT Capital Partners Ltd.
Crown Alternative Investments SPC - Crown Huron Segregated Portfolio	LGT Capital Partners Ltd.
Crown Asia Secondaries S.C.S.	LGT Capital Partners (Ireland) Limited
Crown Asia-Pacific Private Equity V Master SCSp	LGT Capital Partners (Ireland) Limited
Crown Asia-Pacific Private Equity VI Alt S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Asia-Pacific Private Equity VI Master S.C.S.	LGT Capital Partners (Ireland) Limited
Crown CLO Equity I S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Co-Investment Opportunities III B S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Discovery Opportunities II S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Global Opportunities IX Master S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Growth Opportunities IV SCSp-RAIF (Global Sub-Fund)	LGT Capital Partners (Ireland) Limited
Crown Growth Opportunities V S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Impact II Master S.C.Sp.	LGT Capital Partners (Ireland) Limited
Crown Phoenix SPC - Crown Efficient Trend Segregated Portfolio	LGT Capital Partners Ltd.

Existing Affiliated Funds	Adviser
Crown Phoenix SPC - Crown LAC Segregated Portfolio	LGT Capital Partners Ltd.
Crown Premium Opportunistic Strategies II S.C.S. SICAV-RAIF	LGT Capital Partners (Ireland) Limited
Crown Premium Opportunistic Strategies III S.C.S. SICAV-RAIF	LGT Capital Partners (Ireland) Limited
CROWN PREMIUM Private Equity IX Master S.C.S. SICAV-RAIF	LGT Capital Partners (Ireland) Limited
CROWN PREMIUM Private Equity X Master S.C.S. SICAV-RAIF	LGT Capital Partners (Ireland) Limited
Crown Secondaries Special Opportunities III B SCSp	LGT Capital Partners (Ireland) Limited
Crown Secondary Credit Master S.C.Sp.	LGT Capital Partners (Ireland) Limited
CS Special Investments S.C.Sp.	LGT Capital Partners (Ireland) Limited
Delfin Private Equity S.C.Sp.	LGT Capital Partners (Ireland) Limited
DELVIN SEC LIMITED	LGT Capital Partners Ltd.[*]
DUFF SEC LIMITED	LGT Capital Partners Ltd.[*]
DW PE Evergreen S.C.Sp.	LGT Capital Partners (Ireland) Limited
Elde SEC S.C.S.	LGT Capital Partners Ltd.[*]
ES Evergreen SCSp	LGT Capital Partners (Ireland) Limited
Euba S.à r.l.	LGT Capital Partners Ltd.[*]
FLURRY SEC LIMITED	LGT Capital Partners Ltd.[*]
Fonda II, LP	LGT Capital Partners (USA) Inc.

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[*] The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser
Fusion Private Debt Evergreen ILP	LGT Capital Partners (Ireland) Limited
Glyde SEC Ltd.	LGT Capital Partners (U.K.) Limited
GPE Fund 3 LP	LGT Capital Partners (Ireland) Limited
Hase SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
HP Special Investment Fund S.C.Sp.	LGT Capital Partners (Ireland) Limited
IOOF Evergreen S.C.Sp.	LGT Capital Partners (Ireland) Limited
Jade SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
Kalle SEC S.C.S.	LGT Capital Partners Ltd.[*]
KKPE I 2025 S.C.Sp.	LGT Capital Partners (Ireland) Limited
KVW PEL S.A. SICAV-RAIF	LGT Capital Partners (Ireland) Limited
LA Solutions I LP (Series A)	LGT Capital Partners (USA) Inc.
LA Solutions I LP (Series B)	LGT Capital Partners (USA) Inc.
LGPC SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
LGPE SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
LGPI SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
LGT Funds Platform ICAV - Crown Endowment Alpha Sub-Fund	LGT Capital Partners Ltd.
LGT Funds Platform ICAV - Crown KK Systematic Sub-Fund	LGT Capital Partners Ltd.

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[*] The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser
LGT Funds Platform ICAV - Crown LION Sub-Fund	LGT Capital Partners Ltd.
LGT Funds Platform ICAV - Crown Liquid Alternatives Sub-Fund	LGT Capital Partners Ltd.
LGT Funds Platform ICAV - Crown Opportunistic Equity HFs Sub-Fund	LGT Capital Partners Ltd.
LGT Funds Platform ICAV - Crown Thor Sub-Fund	LGT Capital Partners Ltd.
LGT Global Private Credit Master S.C.Sp.	LGT Capital Partners (Ireland) Limited
LGT Global Private Infrastructure Master S.C.Sp.	LGT Capital Partners (Ireland) Limited
LGT Portfolio Invest SICAV - Equity Active	LGT Capital Partners Ltd.
LGT Portfolio Invest SICAV - Equity Active EM	LGT Capital Partners Ltd.
LGT Portfolio Invest SICAV - Equity Defensive	LGT Capital Partners Ltd.
LGWP Ltd.	LGT Capital Partners Ltd.[*]
Liberty PE Fund SCSp SICAV RAIF (2024 Sub-Fund)	LGT Capital Partners (Ireland) Limited
LMA Private Debt Master ILP	LGT Capital Partners (Ireland) Limited
LMA Private Equity Master ILP	LGT Capital Partners (Ireland) Limited
LMA Private Infrastructure Master ILP	LGT Capital Partners (Ireland) Limited
LMA RE US Direct SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
LPCRES SEC Limited	LGT Capital Partners Ltd.[*]
LPES SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
LPIS SEC S.C.Sp.	LGT Capital Partners Ltd.[*]

[*] The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser
Moy SEC Limited	LGT Capital Partners Ltd.[*]
Mulde SEC S.C.S.	LGT Capital Partners Ltd.[*]
Naab SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
NZ Super SMA S.C.Sp. SICAV-RAIF - 2025 Sub-Fund	LGT Capital Partners (Ireland) Limited
Palace SCA SICAV-RAIF	LGT Capital Partners (Ireland) Limited
PE PC A S.C.Sp.	LGT Capital Partners (Ireland) Limited
PE1-VAL S.A., SICAV-RAIF	LGT Capital Partners (Ireland) Limited
PEYTO II S.A., SICAV-RAIF	LGT Capital Partners (Ireland) Limited
PFA PE S.C.Sp. SICAV-RAIF	LGT Capital Partners (Ireland) Limited
PKE Private Credit Limmern I.L.P.	LGT Capital Partners (Ireland) Limited
Raiden Global ICAV (2026 Fund)	LGT Capital Partners (Ireland) Limited
Raiden Global ICAV (Overflow Fund)	LGT Capital Partners (Ireland) Limited
Raiden Global ICAV (Select 2025 Fund)	LGT Capital Partners (Ireland) Limited
Raiden Global Private Debt I.L.P. (2026 Private Debt Fund)	LGT Capital Partners (Ireland) Limited
Rems SEC S.C.S.	LGT Capital Partners Ltd.[*]
Rye SEC Limited	LGT Capital Partners Ltd.[*]

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[*] The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

Existing Affiliated Funds	Adviser
SAI Private Equity Investments II S.C.Sp.	LGT Capital Partners (Ireland) Limited
SAI Private Equity Investments III S.C.Sp.	LGT Capital Partners (Ireland) Limited
Seventh Private Equity Investments plc - Seventh Private Equity Portfolio IV Sub-Fund	LGT Capital Partners (Ireland) Limited
Tauber SEC S.C.Sp.	LGT Capital Partners Ltd.[*]
Thune SEC S.C.S.	LGT Capital Partners Ltd.[*]
WBY SEC Ltd.	LGT Capital Partners Ltd.[*]

Existing Affiliated Funds

Badgermax Partners, LP
LibreMax Core Fund, LP
LibreMax Core Offshore Fund, Ltd
LibreMax Dislocation Fund, LP
LibreMax Dislocation Fund II, LP
LibreMax Dislocation Master Fund, LP
LibreMax Dislocation Master Fund II, LP
LibreMax E Value Master Fund, Ltd
LibreMax E Value Offshore Fund, Ltd
LibreMax Master Fund, Ltd
LibreMax OC Master Fund, Ltd
LibreMax OC Offshore Fund, Ltd
LibreMax Offshore Fund, Ltd
LibreMax Opportunistic Value Fund, LP
LibreMax Opportunistic Value Master Fund, LP
LibreMax Partners, LP
LibreMax PC Fund, LP
LibreMax Structured Income (ECI) Master Fund III, LP
LibreMax Structured Income Offshore Partners III, LP
LibreMax Structured Income Master Fund III, LP
LibreMax Structured Income Partners III, LP
LibreMax Value Master Fund, Ltd
LibreMax Value Offshore Fund, Ltd
LibreMax Value Partners, LP
Tigermax Partners, LP - Series A
Tigermax Partners, LP - Series B

---

[*] The Adviser is acting as a sponsor without any contractual relationship with Existing Affiliate Fund.

EXHIBIT A

Resolutions of the Board of Trustees of LibreMax Asset-Backed Income Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

Action by Written Consent of the Trustee

July 8, 2026

WHEREAS, the ~~Board deems it is advisable and in the best interest of the Fund to file with the U.S.~~undersigned Trustee has reviewed the form of exemptive application of the Invesco Private Markets Total Allocation Fund (the "Fund") for an order of the Securities and Exchange Commission (the "~~Commission") an application for an order~~SEC") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "~~1940~~ Act"), and Rule 17d-1 promulgated ~~thereunder (the "Application"), to authorize the entering into of~~under the Act ("Rule 17d-1"), authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) of the ~~1940~~ Act and Rule ~~17d-1 promulgated thereunder.~~17d-1 (the "Exemptive Application"); and

WHEREAS, the Trustee deems it advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the authorized officers of the Fund (collectively, the "Authorized Officers," and each, an "Authorized Officer"), shall be, and each of them individually hereby is, authorized, empowered and directed ~~on behalf of,~~ in the ~~Fund and in its~~ name and on behalf of the Fund, to ~~prepare, execute, and~~ cause to be executed, delivered and filed with the ~~Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~SEC the Exemptive Application, in substantially the form provided to the Board; and

FURTHER RESOLVED, that the ~~officers of the Fund~~Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed ~~to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable~~, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the ~~intent of the~~ foregoing resolution~~; and it is further~~, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that ~~any and all actions~~all acts and things previously ~~taken by~~done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund ~~or any of its trustees or officers~~ in connection with the ~~actions contemplated by the~~ foregoing resolutions ~~be, and each of them hereby is~~are in all respects authorized, ratified, ~~confirmed,~~ approved, confirmed and adopted ~~in all respects~~ as ~~and for~~ the acts and deeds by and on behalf of the Fund~~.~~; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed, by and on behalf of the Fund and in its name, to do and perform such other acts and to execute and deliver such other instruments, certificates and documents as he or she shall determine to be necessary, appropriate or desirable to carry out any of the foregoing, any such determination to be conclusively evidenced by the doing or performing of any such act, or the execution and delivery of any such instrument, certificate or documents; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by

his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

INVESCO PRIVATE MARKETS TOTAL ALLOCATION FUND

By: Invesco Advisers, Inc.
Title: Trustee

By: /s/ Sean Ryan
Name: Sean Ryan
Title: Assistant Secretary

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